UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)(1)

                          IPC Information Systems, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    44980K107
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

               Daniel Utevsky, Esq., General Counsel and Secretary
                          IPC Information Systems, Inc.
                       Wall Street Plaza, 88 Pine Street,
                     New York, New York 10005 (212) 825-9060
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 18, 1997
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (continued on following pages)

                              (Page 1 of 12 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                 SCHEDULE 13D
-------------------------------------------------------------------------------------------------------------------
CUSIP No.  44980K107                                                                             Page 2 of 12 Pages

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1.       (i)      NAME OF REPORTING PERSON...................................................Richard P. Kleinknecht
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.....................................###-##-####
         (ii)     NAME OF REPORTING PERSON...................................................Suzanne W. Kleinknecht
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.....................................###-##-####
         (iii)    NAME OF REPORTING PERSON.........................................................Eric Kleinknecht
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.....................................###-##-####

-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) / /
                                                                                                 (b) / /

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
         PF, 00

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                                                     / /

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

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                                    7.      SOLE VOTING POWER
                                            (i)      Richard P. Kleinknecht             23,107
                                            (ii)     Suzanne W. Kleinknecht             0
NUMBER                                      (iii)    Eric Kleinknecht                   0
OF                                  8.      SHARED VOTING POWER
SHARES                                      (i)      Richard P. Kleinknecht             3,453,398
BENEFICIALLY                                (ii)     Suzanne W. Kleinknecht             1,000,000
OWNED                                       (iii)    Eric Kleinknecht                   600,850
BY                                  9.      SOLE DISPOSITIVE POWER
EACH                                        (i)      Richard P. Kleinknecht             0
REPORTING                                   (ii)     Suzanne W. Kleinknecht             0
PERSON                                      (iii)    Eric Kleinknecht                   0
WITH:                               10.     SHARED DISPOSITIVE POWER
                                            (i)      Richard P. Kleinknecht             3,453,398
                                            (ii)     Suzanne W. Kleinknecht             1,000,000
                                            (iii)    Eric Kleinknecht                   600,850

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         (i)      Richard P. Kleinknecht             3,476,505
         (ii)     Suzanne W. Kleinknecht             1,000,000
         (iii)    Eric Kleinknecht                   600,850

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




                              (Page 2 of 12 Pages)


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                                                                /X/

-------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         (i)      Richard P. Kleinknecht             32.4%
         (ii)     Suzanne W. Kleinknecht             9.4%
         (iii)    Eric Kleinknecht                   5.6%

-------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         (i)      Richard P. Kleinknecht             IN
         (ii)     Suzanne W. Kleinknecht             IN
         (iii)    Eric Kleinknecht                   IN


                              (Page 3 of 12 Pages)

                                  SCHEDULE 13D

       JOINT SCHEDULE 13D FOR SUZANNE W. KLEINKNECHT, ERIC KLEINKNECHT AND
                             RICHARD P. KLEINKNECHT

         This Schedule 13D relating to the common stock, par value $.01 per share of IPC Information Systems, Inc. (the "Company") ("Common Stock") is being filed by Richard P. Kleinknecht pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 to amend Schedule 13D originally filed October 13, 1994, as amended by Amendment No. 1 filed October 20, 1995, by Suzanne W. Kleinknecht, Richard P. Kleinknecht's wife ("Suzanne Kleinknecht"), pursuant to Section 13(d)(1) of the Securities Exchange Act of 1934 and by Eric Kleinknecht, Richard and Suzanne Kleinknecht's son, pursuant to Section 13(d)(1) of the Securities Exchange Act of 1934. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth on
Schedule 13D for Richard P. Kleinknecht, as amended.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 is hereby amended by deleting the first and second paragraphs and replacing them as follows:

         This Schedule 13D is filed by Richard P. Kleinknecht ("Richard Kleinknecht"), the Chairman and a Director (and formerly Chief Executive Officer) of IPC Information Systems, Inc., 88 Pine Street, Wall Street Plaza, New York, New York 10005. It is also filed by Suzanne Kleinknecht, Homemaker, 15 Banbury Lane, Huntington, New York 11743 and by Eric Kleinknecht, Executive, 101 West 90th Street, New York, NY 10024.

         During the last five years, none of Richard Kleinknecht, Suzanne Kleinknecht or Eric Kleinknecht has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of them being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Item 2 is hereby further amended by adding the following language after the third paragraph.

         Suzanne Kleinknecht and Eric Kleinknecht are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER COMPENSATION

         Item 3 is hereby amended by deleting the last sentence from the first paragraph and replacing it as follows:

         The purchase money note of $4,548,000 guaranteed by Richard Kleinknecht and Peter J. Kleinknecht, his brother, in connection with the acquisition of all of the shares of the Issuer in October 1991 by Richard Kleinknecht, together with Peter J. Kleinknecht, their respective children and other individuals has been satisfied in full.



                              (Page 4 of 12 Pages)

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 is hereby amended by deleting the second paragraph and replacing it as follows:

         On December 18, 1997, Richard Kleinknecht, the RK Trust (as defined below), the MK Trust (as defined below), the LK Trust (as defined below), the EK Trust (as defined below), Lisa Kleinknecht and the other stockholders named therein entered into a Stockholders Agreement (the "Stockholders Agreement") with Arizona Acquisition Corp., a Delaware corporation ("AAC"), pursuant to which each such stockholder agreed to vote its shares of Common Stock, and to grant AAC an irrevocable proxy to vote such shares of Common Stock, in favor of a proposed merger between AAC and the Company (the "Merger") and against certain actions which can reasonably be expected to impede or adversely affect the Merger. The Stockholders Agreement also restricts the ability of such stockholders to dispose of their shares of Common Stock other than in accordance with the provisions of the Stockholders Agreement. Pursuant to the Stockholders Agreement, Richard Kleinknecht has agreed to retain 380,952 shares of the surviving entity in the Merger. The Stockholders Agreement and the associated irrevocable proxies will automatically terminate if the Merger is not consummated or the agreement with respect to the Merger is terminated in accordance with its terms.

         On December 18, 1997, Richard Kleinknecht entered into an Investors Agreement with the Company, Cable Systems Holding, LLC ("CSH"), David Walsh and Anthony Servidio. Pursuant to the Investors Agreement, the board of directors of the entity surviving the Merger will consist of 9 members, (i) three of whom shall be nominated by CSH; (ii) two of whom shall be nominated by CSH and shall be individuals who are not Associates or Affiliates (as such terms are used within the meaning of Rule 12b-2 of the General Rules and Regulations under the Securities Act of 1934, as amended) of any party to the Investors Agreement;
(iii) two of whom shall be nominated by CSH and shall be individuals who are executive officers of the Company and its subsidiaries; and (iv) two of whom shall be nominated by Richard Kleinknecht. Each of the parties to the Investors Agreement has agreed to vote its shares in favor of the persons so nominated, provided that none of the parties will be required to vote for another party's nominees if the number of shares held by the person or group making the nomination is (a) in the case of CSH, less than 5% of the then outstanding number of shares of Common Stock of the Company, or (b) in the case of Richard Kleinknecht, less than 50% of such person's shares of Common Stock of the surviving entity in the Merger at the time the Merger becomes effective. The Investors Agreement will only become effective if the Merger is consummated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended by deleting the second, third and fourth paragraphs and replacing them as follows:

         Richard Kleinknecht is currently the beneficial owner of 3,476,505 shares of Common Stock, representing 32.4% of the shares of Common Stock based on 10,715,119 shares of Common Stock outstanding on December 17, 1997. This includes (a) 1,552,273 shares owned directly by Richard Kleinknecht, (b) 1,000,000 shares held in the RK Trust, (c) 300,275 shares held in a trust for the benefit of Lisa Kleinknecht, the trustees of which are Mark Kleinknecht and Lisa Kleinknecht; (d) 300,275 shares held in a trust for the benefit of Mark Kleinknecht, the trustees of which are Mark Kleinknecht and Eric Kleinknecht;
(e) 300,575 shares held in a trust for the benefit of Eric Kleinknecht, the trustees of which are Mark Kleinknecht and Eric Kleinknecht; and (f) 23,107 shares pursuant to an irrevocable proxy given by Jeffrey Gill, the former chief operating officer of the Company. Eric Kleinknecht, Lisa Kleinknecht and Mark Kleinknecht are the children of Richard Kleinknecht.

         Suzanne Kleinknecht is currently the beneficial owner of 1,000,000 shares of Common Stock, representing 9.4% of the shares of Common Stock based on 10,715,119 shares of Common Stock outstanding on December 17, 1997. This consists of the 1,000,000 shares of Common Stock held in the RK Trust, the trustees of which are Richard Kleinknecht and Suzanne Kleinknecht.

         Eric Kleinknecht is currently the beneficial owner of 600,850 shares of Common Stock, representing 5.8% of the shares of Common Stock based on 10,715,119 shares of Common Stock outstanding on December 17, 1997. This includes (a) 300,575 shares of Common Stock held in a trust for the benefit of Eric Kleinknecht, the trustees of which are Eric Kleinknecht and Mark Kleinknecht, and (b) 300,275 shares of Common Stock held in a trust for the benefit of Mark Kleinknecht, the trustees of which are Mark Kleinknecht and Eric Kleinknecht.

         Richard Kleinknecht has the sole power (a) to vote or to direct the vote with respect to 23,107 shares of Common Stock and (b) to dispose or to direct the disposition with respect to 0 shares of Common Stock. Richard Kleinknecht shares the power to vote or to direct the vote, and to dispose or to


                              (Page 5 of 12 Pages)
direct the disposition, of 3,453,398 shares of Common Stock.

         Suzanne Kleinknecht does not have sole power to vote or to direct the vote, or to dispose or to direct the disposition, of any shares of Common Stock. Suzanne Kleinknecht in her capacity as trustee of Richard Kleinknecht's trust, shares the power to vote or to direct the vote, and to dispose or to direct the disposition of 1,000,000 shares of Common Stock.

         Eric Kleinknecht does not have sole power to vote or to direct the vote, or to dispose or to direct the disposition, of any shares of Common Stock. Eric Kleinknecht in his capacity as trustee of Mark Kleinknecht's trust and Eric Kleinknecht's trust, shares the power to vote or to direct the vote, and to dispose or to direct the disposition, of 600,850 shares of Common Stock.

         Item 5 is hereby further amended by adding the following language after the seventh paragraph:

         Richard Kleinknecht, in his capacity as donor pursuant to a trust agreement dated February 12, 1997, has contributed 1,000,000 shares of Common Stock owned by Richard Kleinknecht, in an amount equal to 9.4% of the outstanding shares of Common Stock, to a trust created by such trust agreement (the "RK Trust"). Richard Kleinknecht and Suzanne Kleinknecht are the trustees of the RK Trust. Richard Kleinknecht has the power to reacquire the trust principal at his option, and Richard Kleinknecht and Suzanne Kleinknecht have the power to vote and to dispose of the 1,000,000 shares of Common Stock in the trust, subject to the restrictions set forth in the Stockholders Agreement described below.

         As custodian for his nephew, Keir Kleinknecht, Richard Kleinknecht held 298,075 shares of Common Stock. Keir Kleinknecht reached majority and on May 24, 1996 such shares were transferred outright to Keir Kleinknecht, and Richard Kleinknecht no longer has the power to vote or to dispose of such shares.

         As custodian for his nephew, Gavin Kleinknecht, Richard Kleinknecht held 298,075 shares of Common Stock. On December 4, 1996, the custodianship of such shares was transferred to Peter J. Kleinknecht, Richard Kleinknecht's brother and Gavin Kleinknecht's father. Richard Kleinknecht no longer has the power to vote or to dispose of such shares.

         On July 31, 1996, 298,075 shares held by Peter J. Kleinknecht, as custodian for Richard Kleinknecht's son, Mark Kleinknecht, along with 2,200 shares already held by Richard Kleinknecht, as custodian, in an aggregate amount equal to 2.8% of the outstanding shares of Common Stock, were contributed by Richard Kleinknecht, as custodian, to a trust established pursuant to a trust agreement dated November 22, 1995 for the benefit of Mark Kleinknecht (the "MK Trust"). Eric Kleinknecht and Mark Kleinknecht are the trustees of the MK Trust. Mark Kleinknecht has the power to reacquire the trust principal of the MK Trust at his option, and he and Eric Kleinknecht have the power to vote and to dispose of the 300,275 shares of Common Stock in the trust, subject to the restrictions set forth in the Stockholders Agreement described below.

         In her capacity as grantor pursuant to a trust agreement dated November 22, 1995 for the benefit of Lisa Kleinknecht, Lisa Kleinknecht contributed 300,275 shares of Common Stock owned by her, in an amount equal to 2.8% of the outstanding shares of Common Stock, to a trust created by such trust agreement (the "LK Trust"). Lisa Kleinknecht and Mark Kleinknecht are the trustees of the LK Trust. Lisa Kleinknecht has the power to reacquire the trust principal at her option, and she and Mark


                              (Page 6 of 12 Pages)

Kleinknecht have the power to vote and to dispose of the 300,275 shares of Common Stock in the LK Trust, subject to the restrictions set forth in the Stockholders Agreement described below.

         In his capacity as grantor pursuant to a trust agreement dated November 24, 1995 for the benefit of Eric Kleinknecht, Eric Kleinknecht contributed 300,575 shares of Common Stock owned by him, in an amount equal to 2.8% of the outstanding shares of Common Stock, to a trust created by such trust agreement (the "EK Trust"). Eric Kleinknecht and Mark Kleinknecht are the trustees of the EK Trust. Eric Kleinknecht has the power to reacquire the trust principal at his option, and he and Mark Kleinknecht have the power to vote and to dispose of the 300,575 shares of Common Stock in the EK Trust, subject to the restrictions set forth in the Stockholders Agreement described below.

         Because Mark Kleinknecht is 20 years old and living in the same residence as Richard Kleinknecht, Mark Kleinknecht is presumed to be under the influence and control of Richard Kleinknecht. As a result, Richard Kleinknecht shares the power to vote and to dispose of the 901,125 shares of Common Stock of the Company held in the MK Trust, the LK Trust and the EK Trust.

         Richard Kleinknecht holds an irrevocable proxy from Jeffrey M. Gill, the former chief operating officer of the Company, with respect to one-half of all shares of Common Stock acquired by Mr. Gill pursuant to the terms of his employment agreement with the Issuer. This proxy currently applies to one-half of the 30,000 shares acquired by Mr. Gill upon consummation of the Company's initial public offering on October 3, 1994 and one half of 31,857 shares acquired by Mr. Gill in each of 1995 and 1996 under his employment agreement. Mr. Gill has sold 47,500 shares and, upon information and belief, currently owns 46,214 shares, one-half of which are subject to the terms of the irrevocable proxy. Mr. Gill ceased to be an employee of the Company on January 22, 1997. Nevertheless, under his employment agreement, Mr. Gill was entitled to acquire an additional 31,857 shares on September 30, 1997. Upon satisfaction of certain loans and advances made by the Company to Mr. Gill, the Company intends to issue the 31,857 shares to Mr. Gill. If and when they are issued to Mr. Gill, the irrevocable proxy also would permit Richard Kleinknecht to vote one-half of such shares. The proxy, which permits Richard Kleinknecht to vote one-half of the 46,214 shares Mr. Gill owns and one-half of the 31,857 shares which may be issued to him in the future, will continue until January 16, 1998.

         On December 18, 1997, Richard Kleinknecht, the RK Trust, the MK Trust, the LK Trust and the EK Trust, Lisa Kleinknecht and the other stockholders named therein entered into the Stockholders Agreement with AAC, pursuant to which each such stockholder agreed to vote its shares of Common Stock, and to grant AAC irrevocable proxies to vote such shares of Common Stock, in favor of the Merger and against certain actions which can reasonably be expected to impede or adversely affect the Merger. The Stockholders Agreement also restricts the ability of the such stockholders to dispose of their shares of Common Stock other than in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement and the associated irrevocable proxies will automatically terminate if the Merger is not consummated or the agreement with respect to the Merger is terminated in accordance with its terms.

         AAC is a Delaware corporation with its principal place of business at c/o Cable Systems Holding, LLC, 505 North 51st Avenue, Phoenix, Arizona 85044-2701.



                              (Page 7 of 12 Pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by deleting the last two sentences of the second paragraph and replacing them with the following language:

         The 425,221 shares of Common Stock of the Issuer, in an amount equal to 4.0% of the outstanding shares of Common Stock on December 17, 1997, pledged by Richard Kleinknecht (along with a like amount of shares pledged by Peter J. Kleinknecht) to Chase in connection with the Refinancing effective on October 6, 1995 continue to be pledged to secure the debt of Richard Kleinknecht and Peter
J. Kleinknecht and certain companies controlled by them. Richard Kleinknecht continues to fulfill one-half of this security interest obligation.

         Upon the sale of certain property owned by Richard Kleinknecht and Peter J. Kleinknecht on or about October 1, 1997 and after the satisfaction of a mortgage thereon (in an original principal amount of 2,000,000), the pledge of 65,000 shares of Common Stock by Richard Kleinknecht (along with a like amount of shares pledged by Peter J. Kleinknecht) to Fleet Bank, as successor to National Westminister Bank NJ, was released.

         Item 6 is further amended by deleting the last three sentences of the third paragraph and the entire fourth paragraph and replacing them with the following language:

         This indebtedness consists of (i) a term loan in the amount of $2,000,000 due Chase and secured by a first and second mortgage of which approximately $1,400,000 was outstanding as of December 17, 1997; and (ii) a revolving credit facility in the amount of $2,500,000 from Chase of which approximately $1,430,000 was borrowed as of December 17, 1997. The Borrowers are indebted to Chase in the aggregate of approximately $2,830,000 which may increase to a maximum of 3,900,000.

         The term loan from Chase is payable in installments at a rate of 1.5% over Chase's prime rate. The final installment of the term loan is due in October 1998. The revolving credit facility from Chase is at a rate of 1.5% over Chase's prime rate. Each of the above described obligations is current as of December 17, 1997.

         Item 6 is hereby further amended by adding the following language after the eight paragraph:

         Pursuant to the Stockholders Agreement, Richard Kleinknecht and the RK Trust, the MK Trust, the LK Trust and EK Trust, Lisa Kleinknecht and the other stockholders named therein each agreed to vote its shares of Common Stock and to grant AAC irrevocable proxies to vote such shares of Common Stock, in favor of the Merger and against certain actions which can reasonably be expected to impede or adversely affect the Merger. Richard Kleinknecht also agreed, according to the Stockholders Agreement, to retain an aggregate of 380,952 shares of common stock of the surviving entity in the Merger. On December 18, 1997, Richard Kleinknecht entered into an Investors Agreement with the Company, Cable Systems Holding, LLC, David Walsh and Anthony Servidio, governing certain rights, duties and obligations of such persons as shareholders of the surviving entity in the Merger. The Investors Agreement will only become effective if the Merger is consummated.




                              (Page 8 of 12 Pages)

ITEM 7. MATERIAL FILED AS EXHIBITS

         The following documents are filed as Exhibits to this Schedule 13D:


           EXHIBIT                           DESCRIPTION
           -------                           -----------

              A Stockholders Agreement, dated as of December 18, 1997, among Arizona Acquisition Corp., Richard P. Kleinknecht and other stockholders named therein.

              B Investors Agreement, dated as of December 18, 1997, among IPC Information Systems, Inc., Cable Systems Holding, LLC, Richard P. Kleinknecht, David Walsh and Anthony Seridio.



                              (Page 9 of 12 Pages)

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: December 26, 1997


                                        By: /s/ Richard P. Kleinknecht
                                            -------------------------------
                                                Richard P. Kleinknecht

                                        By: /s/  Suzanne W. Kleinknecht
                                            -------------------------------
                                                 Suzanne W. Kleinknecht

                                        By: /s/  Eric Kleinknecht
                                            -------------------------------
                                                 Eric Kleinknecht

                              (Page 10 of 12 Pages)

                                   SCHEDULE 1

                        AGREEMENT REGARDING JOINT FILING

         The undersigned, Richard P. Kleinknecht, Suzanne W. Kleinknecht, and Eric Kleinknecht, hereby agree and acknowledge that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.

Date: December 26, 1997



                                        By: /s/ Richard P. Kleinknecht
                                            -------------------------------
                                                Richard P. Kleinknecht

                                        By: /s/  Suzanne W. Kleinknecht
                                            -------------------------------
                                                 Suzanne W. Kleinknecht

                                        By: /s/  Eric Kleinknecht
                                            -------------------------------
                                                 Eric Kleinknecht



                              (Page 11 of 12 Pages)

                                  EXHIBIT INDEX



           EXHIBIT                           DESCRIPTION

              A Stockholders Agreement, dated as of December 18, 1997, among Arizona Acquisition Corp., Richard P. Kleinknecht and other stockholders named therein.

              B Investors Agreement, dated as of December 18, 1997, among IPC Information Systems, Inc., Cable Systems Holding, LLC, Richard P. Kleinknecht, David Walsh and Anthony Seridio.



                              (Page 12 of 12 Pages)

                                                                 Exhibit A

                                                                 EXECUTION COPY


                             STOCKHOLDERS AGREEMENT

         AGREEMENT, dated as of December 18, 1997 by and between Arizona Acquisition Corp., a Delaware corporation ("Merger Subsidiary"), and the other parties signatory hereto (each, a "Stockholder"). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and Plan of Merger, dated the date hereof (as such agreement may be amended from time to time, the "Merger Agreement").

         WHEREAS, concurrently herewith, Merger Subsidiary and IPC Information Systems, Inc., a Delaware corporation (the "Company"), are entering into a Merger Agreement, pursuant to which Merger Subsidiary will be merged with and into the Company (the "Merger"), whereby each share of common stock, par value $.01 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time will be converted into either (A) the right to retain at the election of the holder thereof and subject to the terms of the Merger Agreement, common stock, par value $.01 per share, of the Company or (B) the right to receive cash, other than (i) shares of Company Common Stock owned, directly or indirectly, by the Company or any Subsidiary of the Company or by Merger Subsidiary and (ii) Dissenting Shares.

         WHEREAS, as a condition to Merger Subsidiary's entering into the Merger Agreement, Merger Subsidiary requires that each Stockholder enter into, and each such Stockholder has agreed to enter into, this Agreement with Merger Subsidiary.

         NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual agreements contained herein, the parties hereby agree as follows:

         Section 1. CERTAIN DEFINITIONS. The following terms, when used in this Agreement, shall have the following meanings (such definitions to be equally applicable to both singular and plural terms of the terms defined):

         "AFFILIATE" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, provided that no securityholder of the Company shall be deemed an Affiliate of any other securityholder solely by reason of any investment in the Company. For the purpose of this definition, the term "control" (including with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of stock, as a trustee or executor, by contract or credit arrangement or otherwise.

         "AMENDED AND RESTATED LABOR POOLING AGREEMENTS" has the meaning ascribed thereto in Section 5(e) of this Agreement.

         "BENEFICIALLY OWN" or "BENEFICIAL OWNERSHIP" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the Exchange Act.

         "BUSINESS" means (i) the design, manufacture, sale, distribution and/or maintenance of voice and/or data communications products, including, but not limited to, turret or dealerboard systems used within the financial services, energy, transportation or emergency services industries, Private Branch Exchange
(PBX) and/or key telephone systems, voice recording systems and video teleconferencing products; (ii) the furnishing of communications cabling or voice or data communications products, including the design and/or installation of local and wide area networks or the provision of maintenance services for said communications cabling or products; (iii) the design, furnishing, installation and/or maintenance of low voltage cabling systems (such as would not require an electrical license for the installation thereof); and (iv) the provision of long distance telecommunications network services.

         "COMPANY" has the meaning ascribed thereto in the recitals of this Agreement.

         "COMPANY COMMON STOCK" has the meaning ascribed thereto in the recitals of this Agreement.

         "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly or as a trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as a trustee or executor, by contract or credit arrangement or otherwise.

         "EXISTING SHARES" has the meaning ascribed thereto in Section 2(a)(i).

         "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         "KEC-NY" means Kleinknecht Electric Company, Inc., a New York corporation.

         "KEC-NJ" means Kleinknecht Electric Company, Inc., a New Jersey corporation.

         "KLEINKNECHTS" means Richard Kleinknecht and Peter Kleinknecht.

         "MERGER" has the meaning ascribed thereto in the recitals of this Agreement.

         "MERGER SUBSIDIARY" has the meaning ascribed thereto in the introductory paragraph of this Agreement.

         "PERSON" means an individual, corporation, partnership, limited liability company, limited partnership, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

         "ROLLOVER STOCKHOLDER" means Richard Kleinknecht.

         "SHARES" means the Existing Shares, together with any shares of Company Common Stock acquired of record or beneficially by such Stockholder in any capacity after the date hereof and prior to the termination hereof, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise; PROVIDED, HOWEVER, that in the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

         "STOCKHOLDER" has the meaning ascribed thereto in the introductory paragraph to this Agreement.

         "SUBSIDIARY" means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

         "TERMINATION DATE" has the meaning ascribed thereto in Section 12 of this Agreement.

         "TRUSTEE" has the meaning ascribed thereto in Section 2(a)(i) of this Agreement.

         Section 2. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS. Each Stockholder hereby, severally and not jointly, represents and warrants to Merger Subsidiary as follows:

                  (a) (i) Such Stockholder is either (A) the record holder or beneficial owner of the number of, or (B) trustee of a trust that is the record holder or beneficial owner of, and whose beneficiaries are the beneficial owners (such trustee, a "Trustee"), shares of Company Common Stock as is set forth opposite such Stockholder's name on Schedule I hereto (the "Existing Shares").

                           (ii) On the date hereof, the Existing Shares set
                  forth opposite such Stockholder's name on Schedule I hereto constitute all of the outstanding shares of Company Common Stock owned of record or beneficially by such Stockholder.

                  Such Stockholder does not have record or beneficial ownership of any Shares not set forth on Schedule I hereto.

                           (iii) Such Stockholder has sole power of disposition
                  with respect to all of the Existing Shares set forth opposite such Stockholder's name on Schedule I and sole voting power with respect to the matters set forth in Section 4 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all of the Existing Shares set forth opposite such Stockholder's name on Schedule I, with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

                           (iv) Such Stockholder will have sole power of
                  disposition with respect to Shares other than Existing Shares, if any, which become beneficially owned by such Stockholder and will have sole voting power with respect to the matters set forth in Section 4 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all Shares other than Existing Shares, if any, which become beneficially owned by such Stockholder with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

                  (b) Such Stockholder has the legal capacity, power and authority to enter into and perform all of such Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Stockholder will not violate any other agreement to which such Stockholder is a party or by which such Stockholder is bound including, without limitation, any trust agreement, voting agreement, stockholders agreement, voting trust, partnership or other agreement. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditor's rights generally, (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law, and to the discretion of the court before which any proceeding therefore may be brought, or (c) public policy considerations or court decisions which may limit the rights of the parties thereto for indemnification. All necessary consents of any beneficiary of or holder of interest in any trust of which a Stockholder is Trustee to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been obtained. If such Stockholder is married and such Stockholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Stockholder's spouse, enforceable against such person in accordance with its terms.

                  (c) Except for filings under the HSR Act, if applicable, (i) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (ii) neither the execution and delivery of this Agreement by such Stockholder nor the consummation by such Stockholder of the transactions contemplated hereby nor compliance by such Stockholder with any of the provisions hereof shall (x) conflict with or result in any breach of any applicable trust, partnership agreement or other agreements or organizational documents applicable to such Stockholder, (y) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties or assets may be bound or (z) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to such Stockholder or any of such Stockholder's properties or assets.

                  (d) Except for the shares of Company Common Stock owned by the Kleinknechts identified in Schedule II hereto (the "Pledged Shares"), such Stockholder's Shares and the certificates representing such Shares are now and at all times during the term hereof will be held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

                  (e) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder in his or her capacity as such.

                  (f) Such Stockholder understands and acknowledges that Merger Subsidiary is entering into the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement with Merger Subsidiary.

         Section 3. REPRESENTATIONS AND WARRANTIES OF MERGER SUBSIDIARY. Merger Subsidiary hereby represents and warrants to each Stockholder as follows:

                  (a) Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

                  (b) Merger Subsidiary has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Merger Subsidiary of this Agreement and the consummation by Merger Subsidiary of the transactions contemplated hereby have been duly and validly authorized and approved by all required corporate action other than shareholder approval which shall be effected prior to the Effective Time. This Agreement has been duly executed and delivered by Merger Subsidiary, and (assuming due authorization, execution and delivery by the Stockholders) constitutes a valid and binding obligation of Merger Subsidiary, enforceable against it in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditor's rights generally, (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law, and to the discretion of the court before which any proceeding therefor may be brought, or (c) public policy considerations or court decisions which may limit the rights of the parties thereto for indemnification.

                  (c) Except for the filing of a pre-merger notification and report form under the HSR Act, the execution and delivery of this Agreement do not, and the consummation by Merger Subsidiary of the transactions contemplated by this Agreement and compliance by Merger Subsidiary with the provisions of this Agreement will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of Merger Subsidiary under, (i) any charter or by-laws of Merger Subsidiary, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Merger Subsidiary or its properties or assets or (iii) any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to Merger Subsidiary or its properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any state or federal public body or authority is required by or with respect to Merger Subsidiary in connection with the execution and delivery of this Agreement by Merger Subsidiary or the consummation by Merger Subsidiary of any of the transactions contemplated by this Agreement.

         Section 4. AGREEMENT TO VOTE; PROXY

                  (a) Each Stockholder hereby, severally and not jointly, agrees that, until the Termination Date (as defined in Section 12), at any meeting of the Company Stockholders, however called, or in connection with any written consent of the Company Stockholders, such Stockholder shall vote (or cause to be voted) the Shares held of record or beneficially by such Stockholder (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance hereof and thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; (iii) in favor of the incentive stock option plan referred to in Section 5(l) of the Merger Agreement; and (iv) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement or any such actions identified in writing by Merger Subsidiary in advance): (A) any extraordinary corporate transaction, including, without limitation, a merger, consolidation or other business combination involving the Company or its Subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or its Subsidiaries; (C) any change in the majority of the board of directors of the Company; (D) any material change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (E) any other material change in the Company's corporate structure or business; or (F) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or this Agreement. Such Stockholder shall not enter into any agreement or understanding with any person or entity to vote or give instructions in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

                  (b) EACH STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, MERGER SUBSIDIARY AND ANY DESIGNEE OF MERGER SUBSIDIARY, EACH OF THEM INDIVIDUALLY, SUCH STOCKHOLDER'S IRREVOCABLE (UNTIL THE TERMINATION
         DATE) PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS SET FORTH IN SECTION 4.1 ABOVE. EACH STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION DATE) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION AND EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY SUCH STOCKHOLDER WITH RESPECT TO SUCH STOCKHOLDER'S SHARES.

         Section 5. CERTAIN COVENANTS OF STOCKHOLDERS. Except in accordance with the terms of this Agreement, each Stockholder hereby severally covenants and agrees as follows:

                  (a) Prior to the Termination Date, no Stockholder shall, in its capacity as such, directly or indirectly (including through advisors, agents or other intermediaries), solicit (including by way of furnishing information) or respond to any inquiries or the making of any proposal by any person or entity (other than Merger Subsidiary or any Affiliate thereof) with respect to the Company that constitutes or could reasonably be expected to lead to an Acquisition Proposal (as defined in Section 5(j) of the Merger Agreement), provided, however, that the foregoing shall not restrict a Stockholder who is also a director of the Company from taking any actions in such Stockholder's capacity as a director. If any Stockholder in its capacity as such receives any such inquiry or proposal, then such Stockholder shall promptly inform Merger Subsidiary of the material terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. Each Stockholder, in its capacity as such, will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

                  (b) Prior to the Termination Date, no Stockholder shall, directly or indirectly (i) except pursuant to the terms of the Merger Agreement or this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of such Stockholder's Shares or any interest therein, including any trust income or principal, except in each case to a Permitted Transferee who is or agrees to become bound by this Agreement; (ii) except as contemplated hereby, grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under this Agreement.

                  (c) Each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that such Stockholder may have. Each Trustee represents that no beneficiary who is a beneficial owner of Shares under any trust has any right of appraisal or right to dissent from the Merger which has not been so waived.

                  (d) Subject to the terms and provisions of the Merger Agreement, in connection with the Merger, the Rollover Stockholder hereby agrees to elect to retain an aggregate of 380,952 shares of Surviving Corporation Common Stock upon conversion of, and with respect to, 380,952 of such Rollover Stockholder's Shares (the "Rollover Shares") unless otherwise agreed with Merger Subsidiary.

                  (e) The Kleinknechts shall cause (i) KEC-NY to enter into the Amended and Restated Labor Pooling Agreement between KEC-NY and the Company, substantially in the form of Exhibit A-1 attached to the Merger Agreement, and (ii) KEC-NJ to enter into the Amended and Restated Labor Pooling Agreement between KEC-NJ and the Company, substantially in the form of Exhibit A-2 attached hereto (collectively, the "Amended and Restated Labor Pooling Agreements").

                  (f) Richard Kleinknecht shall enter into the Investors Agreement among the Company, Cable Systems Holding LLC, Cable Systems International Inc. and certain other parties named therein.

                  (g) Unless, in connection therewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred to one or more Stockholders and remain subject in all respects to the terms of this Agreement, or other Permitted Transferees who upon receipt of such Shares become signatories to this Agreement, the Stockholders who are Trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the Termination Date.

                  (h) The Rollover Stockholder shall take all actions necessary to cause any Rollover Shares that constitute Pledged Shares, prior to the Effective Time, to be free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

         Section 6. NON-COMPETITION.

                  (a) For a period of three years after the Effective Time, except as contemplated or permitted under the Merger Agreement, the Amended and Restated Labor Pooling Agreements, the Corporate Opportunity Agreement, the Investors Agreement, dated the date hereof, among the Company and the other parties named therein, the Amended and Restated Employment Agreement, dated as of the Effective Date between Richard Kleinknecht and the Company (the "Richard Kleinknecht Employment Agreement"), or the Amended and Restated Employment Agreement, dated the Effective Date, between Peter Kleinknecht and the Company (the "Peter Kleinknecht Employment Agreement" and, together with the Richard Kleinknecht Employment Agreement, the "Amended and Restated Employment Agreements") each of the Kleinknechts severally agrees, and shall cause each of their respective Affiliates, including, without limitation, KEC-NY and KEC-NJ, to agree, that any such Person shall not, directly or indirectly, through any Person Controlled by either of the Kleinknechts in any form or manner within any jurisdiction in which the Company or any of its Affiliates are doing business: (i) engage in the Business (as defined herein) for his or their own account or for the account of any other Person, or (ii) become interested in any Person engaged in the Business as a partner, shareholder, member, principal, agent, employee, trustee, consultant or in any other relationship or capacity; PROVIDED, HOWEVER, that either of the Kleinknechts may own, directly or indirectly, solely as a passive investment, securities of any Person if either of the Kleinknechts or any of their respective Affiliates, as the case may be
         (1) is not a Person in Control of, or a member of a group that Controls, such Person and (2) does not, directly or indirectly, own 5% or more of any voting class of securities of such Person.

                  (b) In perpetuity and on a worldwide basis, except as contemplated or permitted under the Merger Agreement, each of the Kleinknechts severally agrees, and shall cause each of their respective Affiliates including, without limitation, KEC-NY or KEC-NJ to agree, that such Person shall not, directly or indirectly, disclose to any other party, unless required to do so by law or court order, any confidential, non-public or proprietary information relating to the Company or to any Subsidiary or joint venture thereof which information was acquired during the course of such Person's relationship with the Company, except information which (i) becomes known to such Person from a source other than the Company, its directors, officers or employees, which source is not obligated to the Company to keep such information confidential or (ii) becomes generally available to the public through no breach of this Agreement by the Kleinknechts.

                  (c) For a period ending on the later to occur of (i) three years after the Effective Time and (ii) the expiration or termination of the Amended and Restated Labor Pooling Agreements, on a worldwide basis, except as contemplated or permitted under the Merger Agreement or the Amended and Restated Labor Pooling Agreements, each of the Kleinknechts severally agrees that, without the prior written consent of the Company, the Kleinknechts, any of their Affiliates or any business or enterprise with which either of the Kleinknechts is associated as an officer, director or controlling shareholder or other investor with the power to direct or cause the direction of the management of such business or enterprise shall not employ or attempt to employ an employee of the Company or any of its subsidiaries or joint ventures (other than, with respect to Richard Kleinknecht, his executive assistant).

                  (d) If either of the Kleinknechts breaches, or threatens to commit a breach of, any of the provisions contained in this Section 6, the Company shall have the following rights and remedies with respect to Richard or Peter Kleinknecht, as the case may be, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity:

                           (i) the right and remedy to have the provisions of
                  this Section 6 specifically enforced by any court of competent jurisdiction and Merger Subsidiary shall be entitled to apply for and receive injunctive relief in order to prevent the continuation of any existing breach or the occurrence of any threatened breach, it being agreed that any breach or threatened breach of the provisions of this Section 6 would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

                  (e) Each of the Kleinknechts agrees that the provisions of this Section 6 are reasonable and valid in geographical and temporal scope and in all other respects. If any court determines that the provisions of this Section 6, or any part thereof, is unenforceable because of the duration or geographical scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall be enforceable.

                  (f) If any court determines that the provisions of this
         Section 6, or any part thereof, is invalid or unenforceable, the remainder of the provisions of this Section 6 shall not thereby be affected and shall be given full effect without regard to invalid portions.

         Section 7. TERMINATION OF CERTAIN AGREEMENTS. Effective immediately prior to the Effective Time and without further action by the parties hereto, each of (a) the Employment Agreement, dated May 9, 1994, between the Company and Peter Kleinknecht, (b) the Employment Agreement, dated May 9, 1994, between the Company and Richard Kleinknecht, (c) Registration Rights Agreement, dated as of May 9, 1994, between the Company, Richard Kleinknecht and Peter Kleinknecht and
(d) all special compensation arrangements for the Kleinknechts (other than those set forth in the Amended and Restated Employment Agreements), in each case shall terminate without any obligation or liability to the Company and shall be of no further force and effect.

         Section 8. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

         Section 9. CERTAIN EVENTS. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to such Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Stockholder's heirs, guardians, administrators or successors or as a result of any divorce.

         Section 10. STOP TRANSFER. Each Stockholder agrees with, and covenants to, Merger Subsidiary that such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder's Shares, unless such transfer is made in compliance with this Agreement.

         Section 11. RULE 145 AFFILIATES. Each Stockholder who is an "affiliate" of the Company for purposes of Rule 145 under the Securities Act of 1933, as amended, hereby agrees to deliver to Merger Subsidiary, on or prior to the Closing Date (as defined in the Merger Agreement) a written agreement as contemplated by Section 5(o) of the Merger Agreement.

         Section 12. TERMINATION. The obligations of the Stockholders and the irrevocable proxy contained in Section 4(b) of this Agreement shall terminate upon the first to occur of (a) the Effective Time and (b) the date the Merger Agreement is terminated in accordance with its terms (the "Termination Date"); provided that the provisions of Sections 2, 3 and 13 and any claim for breach of any representation, warranty, covenant or other agreement under this Agreement shall survive the Effective Time and/or the Termination Date, as applicable.

         Section 13. MISCELLANEOUS.

                  (a) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

         If to the Stockholders:            Richard Kleinknecht
                                            15 Banbury Lane
                                            Huntington, NY  11743

         copy to:                           White & Case
                                            1155 Avenue of the Americas
                                            New York, NY 10036
                                            Attn: Edward F. Rover, Esq.
                                            Telecopier: (212) 354-8113

         If to Merger Subsidiary:           Arizona Acquisition Corp.
                                            c/o Cable Systems Holding LLC
                                            505 North 51st Avenue
                                            Phoenix, Arizona  85043-2701
                                            Attn: President
                                            Telecopier:  602-233-5782

         copy to:                           Citicorp Venture Capital, Ltd.
                                            399 Park Avenue
                                            14th Floor, Zone 4
                                            New York, NY  10043
                                            Attn: Richard M. Cashin, Jr.
                                            Telecopier:  212-888-2940


         and:                               Morgan, Lewis & Bockius LLP
                                            101 Park Avenue
                                            New York, NY  10178
                                            Attn: Philip H. Werner, Esq.
                                            Telecopier: 212-309-6273
         or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

                  (b) At any time prior to the Effective Time, any party hereto may, with respect to any other party hereto, (i) extend the time for the performance of any of the obligations or other acts, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                  (c) The headings contained in this Agreement are for the convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  (d) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by the Merger Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner.

                  (e) This Agreement, including all exhibits, disclosure schedules and schedules hereto, constitutes the entire agreement and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and except as otherwise expressly provided herein.

                  (f) Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other Person shall have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise.

                  (g) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties hereto shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

                  (h) No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

                  (i) Notwithstanding anything herein to the contrary, no Person executing this Agreement who is, or becomes during the term hereof, a director of the Company makes any agreement or understanding herein in his or her capacity as such director, and the agreements set forth herein shall in no way restrict any director in the exercise of his or her fiduciary duties as a director of the Company. Each Stockholder has executed this Agreement solely in his or her capacity as the record or beneficial holder of such Stockholder's Shares or as the trustee of a trust whose beneficiaries are the beneficial owners of such Stockholder's Shares.

                  (j) Each party agrees to bear its own expenses in connection with the transactions contemplated hereby.

                  (k) This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York, except to the extent that the General Corporation Law of the State of Delaware applies as a result of the Company being incorporated in the State of Delaware, in which case such General Corporation Law shall apply.

                  (l) EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

                  (m) This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  (n) Each of the Stockholders hereby acknowledges that, for purposes of Title IV of the Employee Retirement Income Security Act of 1974, as amended, IPC and IXNET may become members of a controlled group of corporations that includes Citicorp Venture Capital, Ltd. and its Affiliates.

                           [Signature Page to Follow]

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                  ARIZONA ACQUISITION CORP.


                                  By: /s/ Peter A. Woog
                                     ---------------------------
                                     Name:  Peter A. Woog
                                     Title: President


                                  STOCKHOLDERS:


                                   /s/ Richard Kleinknecht
                                  ---------------------------
                                   Richard Kleinknecht


                                   /s/ Peter Kleinknecht
                                  ---------------------------
                                   Peter Kleinknecht


                                  KLEINKNECHT 1997 ANNUITY TRUST


                                  By: /s/ Richard Kleinknecht
                                     ---------------------------
                                     Name:  Richard Kleinknecht
                                     Title: Agent


                                  ERIC KLEINKNECHT
                                      REVOCABLE TRUST


                                  By: /s/ Richard Kleinknecht
                                     ---------------------------
                                     Name:  Richard Kleinknecht
                                     Title: Agent

                                  MARK KLEINKNECHT
                                  REVOCABLE TRUST


                                  By: /s/ Richard Kleinknecht
                                     ---------------------------
                                     Name:  Richard Kleinknecht
                                     Title: Agent


                                  LISA KLEINKNECHT
                                      REVOCABLE TRUST


                                  By: /s/ Richard Kleinknecht
                                     ---------------------------
                                     Name:  Richard Kleinknecht
                                     Title: Agent


                                   /s/ Lisa Kleinknecht
                                  ---------------------------
                                  Lisa Kleinknecht


                                  PETER J. KLEINKNECHT 1996
                                      GRANTOR RETAINED
                                      ANNUITY TRUST


                                  By: /s/ Peter Kleinknecht
                                     ---------------------------
                                     Name: Peter Kleinknecht
                                     Title:


                                  MAUREEN KLEINKNECHT 1996
                                      GRANTOR RETAINED
                                      ANNUITY TRUST


                                  By: /s/ Maureen Kleinknecht
                                     ---------------------------
                                     Name:  Maureen Kleinknecht
                                     Title:

                                  /s/ Sabrina Kleinknecht
                                  ---------------------------
                                  Sabrina Kleinknecht



                                  /s/ Gavin Kleinknecht
                                  ---------------------------
                                  Gavin Kleinknecht



                                  /s/ Keir Kleinknecht
                                  ---------------------------
                                  Keir Kleinknecht



                                  /s/ Russell G. Kleinknecht
                                  ---------------------------
                                  Russell G. Kleinknecht

                                                                    SCHEDULE I


                                 EXISTING SHARES
                                 ---------------

SHAREHOLDER                                             NO. OF EXISTING SHARES
-----------                                             ----------------------

Richard P. Kleinknecht                                       1,552,273
Peter J. Kleinknecht                                         2,240,999
Kleinknecht 1997 Annuity Trust                               1,000,000
Eric Kleinknecht 1997 Revocable Trust                          300,575
Mark Kleinknecht Revocable Trust                               300,275
Lisa Kleinknecht Revocable Trust                               300,275
Lisa Kleinknecht                                                   298
Peter J. Kleinknecht 1996 Grantor Retained Annuity Trust       155,637
Maureen Kleinknecht 1996 Grantor Retained Annuity Trust        155,637
Sabrina Kleinknecht                                            300,075
Gavin Kleinknecht                                              300,075
Keir Kleinknecht                                               300,075
Russell G. Kleinknecht                                          46,574

                                                                   SCHEDULE II

                                 PLEDGED SHARES
                                 --------------

Any and all shares of Existing Shares pledged by the Kleinknechts pursuant to
(a) the Pledge Agreement, dated April 28, 1994, by the Kleinknechts and Citibank, N.A. and National Westminster Bank NJ, (b) the Pledge Agreement, dated October 6, 1995, between the Kleinknechts and The Chase Manhattan Bank (National Association) and (c) the Pledge Agreement, dated April 15, 1996, between Peter
J. Kleinknecht and Maureen Kleinknecht and Smith Barney Inc.

                                                                 Exhibit B

                                                                 EXECUTION COPY







                               INVESTORS AGREEMENT


                                   dated as of


                                December 18, 1997



                                      among


                          IPC INFORMATION SYSTEMS, INC.
                           CABLE SYSTEMS HOLDING, LLC
                       [CABLE SYSTEMS INTERNATIONAL INC.]*


                                       AND


                       CERTAIN OTHER PERSONS NAMED HEREIN









-----------

      *  To be added as a signatory hereto pursuant to Section 7.14 hereof.

                                TABLE OF CONTENTS
                                   -----------

                                                                           PAGE
                                                                           ----

ARTICLE 1  DEFINITIONS
                  Section 1.01.  Definitions..................................1

ARTICLE 2  CORPORATE GOVERNANCE AND MANAGEMENT
                  Section 2.01.  Composition of the Board.....................6
                  Section 2.02.  Removal......................................7
                  Section 2.03.  Vacancies....................................7
                  Section 2.04.  Action by the Board..........................7
                  Section 2.05.  Conflicting Charter or Bylaw Provision.......8
                  Section 2.06.  IXNET Board..................................8

ARTICLE 3  RESTRICTIONS ON TRANSFER
                  Section 3.01.  General......................................8
                  Section 3.02.  Legends......................................8
                  Section 3.03.  Permitted Transferees........................9
                  Section 3.04.  Restrictions on Transfers by Kleinknecht
                                 Shareholders.................................9
                  Section 3.05.  Restrictions on Transfers by Walsh
                                 Shareholders and Servidio Shareholders.......9

ARTICLE 4  TAG-ALONG RIGHTS; DRAG-ALONG RIGHTS
                  Section 4.01.  Rights to Participate in Transfer...........10
                  Section 4.02.  Right to Compel Participation in
                                 Certain Transfers...........................12

ARTICLE 5  REGISTRATION RIGHTS
                  Section 5.01.  Demand Registration.........................13
                  Section 5.02.  Piggyback Registration......................16
                  Section 5.03.  Holdback Agreements.........................17
                  Section 5.04.  Registration Procedures.....................17
                  Section 5.05.  Indemnification by the Company..............20
                  Section 5.06.  Indemnification by Participating
                                 Shareholders................................21
                  Section 5.07.  Conduct of Indemnification Proceedings......21
                  Section 5.08.  Contribution................................22
                  Section 5.09.  Participation in Public Offering............23
                  Section 5.10.  Rule 144....................................24
                  Section 5.11.  No Transfer of Registration Rights..........24

ARTICLE 6  CERTAIN COVENANTS AND AGREEMENTS
                  Section 6.01.  Limitations on Subsequent Registration......24
                  Section 6.02.  Limitation on Purchase of Common Stock......24

ARTICLE 7  MISCELLANEOUS
                  Section 7.01.  Entire Agreement............................25
                  Section 7.02.  Binding Effect; Benefit.....................25
                  Section 7.03.  Assignability...............................25
                  Section 7.04.  Amendment; Waiver; Termination..............25
                  Section 7.05.  Notices.....................................26
                  Section 7.06.  Headings....................................28
                  Section 7.07.  Counterparts................................28
                  Section 7.08.  Governing Law...............................28
                  Section 7.09.  Specific Enforcement........................29
                  Section 7.10.  Certain Actions.............................29
                  Section 7.11.  Consent to Jurisdiction; Expenses...........29
                  Section 7.12.  Severability................................30
                  Section 7.13.  Additional Stockholder......................30
                  Section 7.14.  Schedule I..................................30
                  Section 7.15   Effectiveness...............................30



Schedule I        Securities Ownership

Exhibit A         Form of Joinder Agreement

                               INVESTORS AGREEMENT

                  INVESTORS AGREEMENT, dated as of December 18, 1997, among (i) IPC Information Systems, Inc. (the "Company"), (ii) Cable Systems Holding, LLC, a Delaware limited liability company ("CSH"), and (iii) Richard Kleinknecht,
(iv) David Walsh and (v) Anthony Servidio.


                               W I T N E S S E T H:

                  WHEREAS, pursuant to the terms of the Merger Agreement (as defined below), Arizona Acquisition Corp. will be merged with and into the Company, with the Company as the surviving corporation (the "Merger");

                  WHEREAS, at the Effective Time (as defined in the Merger Agreement) the parties hereto will hold securities of the Company as set forth on Schedule I to be attached hereto at the Effective Time;

                  WHEREAS, the parties hereto desire to enter into this Agreement to govern certain of their rights, duties and obligations after consummation of the transactions contemplated by the Merger Agreement;

                  The parties hereto agree as follows:


                                    ARTICLE 1

                                   DEFINITIONS

                  Section 1.01. DEFINITIONS. (a) The following terms, as used herein, have the following meanings:

                  "Adverse Person" means any Person whom the Board of Directors of the Company may reasonably determine to be a competitor or a potential competitor of the Company or its Subsidiaries.

                  "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, provided that no securityholder of the Company shall be deemed an Affiliate of any other securityholder solely by reason of any investment in the Company. For the purpose of this definition, the term "control" (including with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

                  "beneficially own" shall have the meaning set forth in Rule 13d-3 of the Exchange Act.

                  "Board" means the board of directors of the Company.

                  "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York City are authorized by law to close.

                  "Change of Control" means such time as (a) the CSH Shareholders shall own less than 20% of the outstanding shares of Common Stock,
(b) the transfer of all or substantially all of the assets of the Company to any Person or group shall have been consummated, or (c) the Company shall have been liquidated.

                  "Closing Date" shall have the meaning ascribed thereto in the Merger Agreement.

                  "Common Stock" shall mean the common stock, par value $.01 per share, of the Company and any stock into which such Common Stock may thereafter be converted or changed; PROVIDED, HOWEVER, that in the event of a stock dividend, split-up, recapitalization, combination, exchange of stock or the like in respect of such Common Stock, the term "Common Stock" shall be deemed to refer to and include the stock as well as all stock dividends and distributions and any stock into which or for which any or all of such stock may be changed or exchanged.

                  "CSH Entities" means (a) CSH and (b) Cable Systems International Inc., a Delaware Corporation, if it becomes a party hereto pursuant to Section 7.13.

                  "CSH Shareholders" means the CSH Entities and their direct and indirect Permitted Transferees so long as any such Person shall beneficially own any Common Stock.

                  "Drag-Along Portion" means, with respect to any Kleinknecht Shareholder, any Walsh Shareholder or any Servidio Shareholder, the number of Shares beneficially owned by such Kleinknecht Shareholder, Walsh Shareholder or Servidio Shareholder multiplied by a fraction, the numerator of which is the number of Shares to be sold by the CSH Shareholders on behalf of the CSH Shareholders and the Kleinknecht Shareholders, the Walsh Shareholders and the Servidio Shareholders and the denominator of which is the total number of Shares then beneficially owned by all of the Shareholders.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "Fully Diluted" means all outstanding shares of Common Stock and all shares issuable in respect of securities convertible into or exchangeable or exercisable for such Common Stock, stock appreciation rights or options, warrants and other irrevocable rights to purchase or subscribe for such Common Stock or securities convertible into or exchangeable or exercisable for such Common Stock; provided that no Person shall be deemed to own such number of Fully Diluted shares of any Common Stock as such Person has the right to acquire from any Person other than the Company.

                  "Initial Ownership" means, with respect to any Shareholder, the number of shares of Common Stock beneficially owned (and (without duplication) which such Persons have the right to acquire from any Person) as of the Effective Time, or in the case of any Person that shall become a party to this Agreement on a later date, as of such date, taking into account any stock split, stock dividend, reverse stock split or similar event.

                  "Kleinknecht Shareholders" means the Richard Kleinknecht and his direct and indirect Permitted Transferees so long as any such Person shall beneficially own any Common Stock.

                  "Merger Agreement" means the Agreement and Plan of Merger dated as of the date hereof, as subsequently amended, between the Company and Arizona Acquisition Corp.

                  "Permitted Transferee" means (i) in the case of any Shareholder who is a natural person, (a) a spouse or lineal descendent (including by adoption and stepchildren), heir, executor, testamentary trustee or legatee of such Shareholder or (b) any trust or estate the beneficiaries of which, or any corporation, limited liability company or partnership, the stockholders, members or partners of which include only the Persons described in clause (a) above, and (ii) in the case of any CSH Shareholder, (a) Citicorp Venture Capital, Ltd., any stockholder, member, partner or Affiliate of any such CSH Shareholder or of Citicorp Venture Capital, Ltd. and any officer, director, or employee of any such CSH Shareholder, Citicorp Venture Capital, Ltd. or of any such stockholder, member, partner or Affiliate, (b) a spouse or lineal descendant (including by adoption and stepchildren), heir, executor, testamentary trustee or legatee of the officers, directors and employees referred to in clause (ii)(a) above, and any trust or estate (where a majority in interest of the beneficiaries thereof are any of the Persons described in this clause (b) and in clause (ii)(a) above), corporation, limited liability company or partnership (where a majority in interest of the stockholders, members or limited partners, or where the managing general partner, is one of more of the Persons described in this clause (b) or in clause (ii)(a) above.

                  "Person" means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

                  "Pro Rata Portion" means the number of Shares a Shareholder holds multiplied by a fraction, the numerator of which is the number of Shares to be sold by the CSH Shareholders, the Kleinknecht Shareholders, the Walsh Shareholders and the Servidio Shareholders in a Public Offering and the denominator of which is the total number of Shares, on a Fully Diluted basis, held in the aggregate by the CSH Shareholders, the Kleinknecht Shareholders, the Walsh Shareholders and the Servidio Shareholders immediately prior to such Public Offering.

                  "Public Offering" means any primary or secondary public offering of shares of Common Stock pursuant to an effective registration statement under the Securities Act other than pursuant to a registration statement filed in connection with a transaction of the type described in Rule 145 of the Securities Act or for the purpose of issuing securities pursuant to an employee benefit plan.

                  "Registrable Securities" means at any time, with respect to any Shareholder, any shares of Common Stock then owned by such Shareholder until
(i) a registration statement covering such securities has been declared effective by the SEC and such securities have been disposed of pursuant to such effective registration statement, (ii) such securities are sold to the public pursuant to Rule 144 (or any similar provisions then in force) under the Securities Act or (iii) such securities are otherwise transferred, the Company has delivered a new certificate or other evidence of ownership for such securities not bearing the legend required pursuant to this Agreement and such securities are freely tradeable without restriction by the holder thereof under the Securities Act.

                  "Registration Expenses" means (i) all registration and filing fees, (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the securities registered), (iii) printing expenses, (iv) internal expenses of the Company (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (v) reasonable fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including expenses relating to any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters requested pursuant to Section 5.04(g) hereof), (vi) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration, (vii) reasonable fees and expenses of up to one counsel for the Shareholders participating in the offering, (viii) fees and expenses in connection with any review of underwriting arrangements by the National Association of Securities Dealers, Inc. (the "NASD"), including fees and expenses of any "qualified independent underwriter" and (ix) fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but shall not include any underwriting fees, discounts or commissions attributable to the sale of Registrable Securities, or any out-of-pocket expenses (except as set forth in clause (vii) above) of the Shareholders.

                  "SEC" means the Securities and Exchange Commission.

                  "Securities Act" means the Securities Act of 1933, as amended.

                  "Servidio Shareholders" means Anthony Servidio and his direct and indirect Permitted Transferees so long as any such Person shall beneficially own any Common Stock.

                  "Shareholder" means each Person (other than the Company) who shall be a party to this Agreement, whether in connection with the execution and delivery hereof as of the date hereof, pursuant to Section 7.03 or otherwise, so long as such Person shall beneficially own any Common Stock.

                  "Shares" means shares of Common Stock held by the Shareholders.

                  "Subject Securities" means the Common Stock beneficially owned by the Kleinknecht Shareholders, the Walsh Shareholders and the Servidio Shareholders to be transferred in a Section 4.02 Sale.

                  "Subsidiary" means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

                  "Tag-Along Portion" means the number of Shares held by the Tagging Person or the Selling Person, as the case may be, multiplied by a fraction, the numerator of which is the number of Shares proposed to be sold by the Selling Person pursuant to Section 4.01, and the denominator of which is the aggregate number of Shares, on a Fully Diluted basis, then owned by the Selling Person.

                  "Third Party" means a prospective purchaser of Common Stock from a Shareholder where such purchaser is not a Permitted Transferee of such Shareholder or an entity in which such Shareholder or any of its Permitted Transferees directly or indirectly owns any outstanding securities or other ownership interests having ordinary voting power.

                  "Underwritten Public Offering" means a firmly underwritten public offering of Registrable Securities of the Company pursuant to an effective registration statement under the Securities Act.

                  "Walsh Shareholders" means Walsh and his direct and indirect Permitted Transferees so long as any such Person shall beneficially own any Common Stock.

                  (b) Each of the following terms is defined in the Section set forth opposite such term:

Term                                                          Section

Cause                                                         2.02
Demand Registration                                           5.01(a)
Drag-Along Rights                                             4.02(a)
Free Percentage                                               4.01(a)
Holders                                                       5.01(a)(ii)
Indemnified Party                                             5.07
Indemnifying Party                                            5.07
Inspectors                                                    5.04(g)
Joinder Agreement                                             3.03
Maximum Offering Size                                         5.01(e)
Nominee                                                       2.03(a)
Piggyback Registration                                        5.02(a)
Records                                                       5.04(g)
Section 4.01 Response Notice                                  4.01(a)
Section 4.02 Sale                                             4.02(a)
Section 4.02 Notice                                           4.02(a)
Section 4.02 Sale Price                                       4.02(a)
Section 4.02 Notice Period                                    4.02(a)
Selling Person                                                4.01(a)
Selling Shareholder                                           5.01(a)
Tag-Along Notice                                              4.01(a)
Tag-Along Notice Period                                       4.01(a)
Tag-Along Offer                                               4.01(a)
Tag-Along Right                                               4.01(a)
Tag-Along Sale                                                4.01(a)
Tagging Person                                                4.01(a)
Transfer                                                      3.01(a)
Walsh                                                         Preamble


                                    ARTICLE 2

                       CORPORATE GOVERNANCE AND MANAGEMENT

                  Section 2.01. COMPOSITION OF THE BOARD. The Board shall consist of nine members, of whom (i) three shall be nominated by the CSH Shareholders, (ii) two shall be nominated by the CSH Shareholders and shall be individuals which are not "Affiliates" or "Associates" (as those terms are used within the meaning of Rule 12b-2 of the General Rules and Regulations under the Exchange Act) of any Shareholder or its Affiliates, (iii) two shall be nominated by the CSH Shareholders and shall be individuals who are executive officers of the Company or its Subsidiaries and (iv) two shall be nominated by the Kleinknecht Shareholders.

Each Shareholder entitled to vote for the election of directors to the Board agrees that it will vote its shares of Common Stock or execute consents, as the case may be, and take all other necessary action (including causing the Company to call a special meeting of shareholders) in order to ensure that the composition of the Board is as set forth in this Section 2.01; provided that, no Shareholder shall be required to vote for the CSH Shareholders' or the Kleinknecht Shareholders' nominee(s) , as applicable, if the number of Shares held by the group of Shareholders, as applicable, making the nomination is, at the close of business on the day preceding such vote or execution of consents, less than (x) 5% of the outstanding number of Shares of Common Stock, in the case of the CSH Shareholders or (y) less than 50% of its Initial Ownership of Common Stock, in the case of the Kleinknecht Shareholders.

                  Section 2.02. REMOVAL. Subject to applicable law, each Shareholder agrees that if, at any time, it is then entitled to vote for the removal of directors of the Company, it will not vote any of its Shares in favor of the removal of any director who shall have been designated or nominated pursuant to Section 2.01 unless such removal shall be for Cause or the Person(s) entitled to designate or nominate such director shall have consented to such removal in writing, provided that if the Persons entitled to designate or nominate any director pursuant to Section 2.01 shall request the removal, with or without Cause, of such director in writing, each such Shareholder shall vote its shares of Common Stock in favor of such removal. Removal for "Cause" shall mean removal of a director because of such director's (a) willful and continued failure substantially to perform his duties with the Company in his established position, (b) willful conduct which is injurious to the Company or any of its Subsidiaries, monetarily or otherwise, (c) conviction for, or guilty plea to, a felony or a crime involving moral turpitude, or (d) abuse of illegal drugs or other controlled substances or habitual intoxication.

                  Section 2.03. VACANCIES. If, as a result of death, disability, retirement, resignation, removal (with or without Cause) or otherwise, there shall exist or occur any vacancy on the Board:

                  (a) The Shareholder(s) entitled under Section 2.01 to nominate such director whose death, disability, retirement, resignation or removal resulted in such vacancy, may, subject to the provisions of Section 2.01, nominate another individual (the "Nominee") to fill such vacancy and serve as a director of the Company; and

                  (b) each Shareholder then entitled to vote for the election of the Nominee as a director of the Company agrees that it will vote its Shares, or execute a written consent, as the case may be, in order to ensure that the Nominee be elected to the Board; provided that, no Shareholder shall be required to vote for another party's Nominee(s) if the aggregate number of Shares held by the Shareholder or group of Shareholders, as applicable, making the nomination is, at the close of business of the day preceding such vote or execution of consents, less than (x) 5% of the outstanding number of Shares of Common Stock, in the case of the CSH Shareholders or (y) less than 50% of the Initial Ownership of Common Stock, in the case of the Kleinknecht Shareholders.

                  Section 2.04. ACTION BY THE BOARD. (a) A quorum at any meeting of the Board shall consist of five directors.

                  (b) All actions of the Board shall require the affirmative vote of at least a majority of the directors present at a duly convened meeting of the Board at which a quorum is present or the unanimous written consent of the Board; provided that, in the event there is a vacancy on the Board and an individual has been nominated to fill such vacancy, the first order of business shall be to fill such vacancy.

                  Section 2.05. CONFLICTING CHARTER OR BYLAW PROVISION. Each Shareholder shall vote its Shares, and shall take all other actions reasonably necessary, to ensure that the Company's certificate of incorporation and bylaws are consistent with, facilitate and do not at any time conflict with any provision of this Agreement.

                  Section 2.06. IXNET BOARD. For so long as (a) International Exchange Network Ltd, a Delaware corporation ("IXNET") is a wholly-owned Subsidiary of the Company and (b) David Walsh is an employee of IXNET, the Company shall cause David Walsh to be a member of the board of directors of IXNET.


                                    ARTICLE 3

                            RESTRICTIONS ON TRANSFER

                  Section 3.01. GENERAL. (a) Each Shareholder agrees that it will not, directly or indirectly, sell, assign, transfer, grant a participation in, pledge or otherwise dispose of ("transfer") any Common Stock (or solicit any offers to buy or otherwise acquire, or take a pledge of any Common Stock) except in compliance with the Securities Act and the terms and conditions of this Agreement.

                  (b) Any attempt to transfer any Common Stock not in compliance with this Agreement shall be null and void and the Company shall not, and shall cause any transfer agent not to, give any effect in the Company's stock records to such attempted transfer.

                  Section 3.02. LEGENDS. (a) In addition to any other legend that may be required, each certificate for shares of Common Stock that is issued to any Shareholder shall bear a legend in substantially the following form:

         "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN

         ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED. SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AS SET FORTH IN THE INVESTORS AGREEMENT DATED AS OF DECEMBER 18, 1997, COPIES OF WHICH MAY BE OBTAINED UPON REQUEST FROM IPC INFORMATION SYSTEMS, INC. OR ANY SUCCESSOR THERETO."

                  (b) If any Common Stock shall cease to be subject to any and all restrictions on transfer set forth in this Agreement, the Company shall, upon the written request of the holder thereof, issue to such holder a new certificate evidencing such Common Stock without the legend required by Section 3.02(a) endorsed thereon.

                  Section 3.03. PERMITTED TRANSFEREES. Any Shareholder may at any time transfer any or all of its Shares to one or more of its Permitted Transferees without the consent of the Company or any Shareholder or group of Shareholders and without compliance with Sections 3.04 and 4.01 so long as (a) such Permitted Transferee shall have executed a Joinder Agreement substantially in the form of Exhibit A hereto ("Joinder Agreement") and thereby agreed to be bound by the terms of this Agreement and (b) the transfer to such Permitted Transferee is not in violation of applicable federal or state securities laws.

                  Section 3.04. RESTRICTIONS ON TRANSFERS BY KLEINKNECHT SHAREHOLDERS. (a) Except as provided in Section 3.03, the Kleinknecht Shareholders may transfer their Common Stock only as follows:

                           (i)      in a transfer made in compliance with
                  Section 4.01 or Section 4.02;

                           (ii) in a Public Offering in connection with the
                  exercise of their rights under Article 5 hereof; or

                           (iii) following the earlier to occur of (i) the date
                  on which the number of Shares held by the Kleinknecht Shareholders is less than 5% of the outstanding number of Shares of Common Stock and (ii) the fifth anniversary of the Closing Date, to any Person other than any Adverse Person.

                  (b) The restrictions set forth in Section 3.04 shall terminate at such time as the aggregate number of Shares of Common stock held by the CSH Shareholders is less than 50% of the CSH Shareholders' aggregate Initial Ownership of Common Stock.

                  Section 3.05. RESTRICTIONS ON TRANSFERS BY WALSH SHAREHOLDERS AND SERVIDIO SHAREHOLDERS. Except as provided in Section 3.03, the Walsh Shareholders and the Servidio Shareholders may transfer their Common Stock only as follows:

                           (i) in a transfer made in compliance with Section
                  4.01 of Section 4.02; or

                           (ii)     in any Public Offering; or

                           (iii) following the 30th month anniversary of the
                  Closing Date, to any Person other than any Adverse Person; or

                           (iv) to any Person, in a transfer through a broker or
                  dealer in compliance with Rule 144 (or any successor rule).


                                    ARTICLE 4

                       TAG-ALONG RIGHTS; DRAG-ALONG RIGHTS

                  Section 4.01. RIGHTS TO PARTICIPATE IN TRANSFER. (a) If CSH Shareholders (the "Selling Person") propose to, directly or indirectly, transfer (other than transfers of Shares (i) in a Public Offering, (ii) to any Permitted Transferee of any of the CSH Shareholders or (iii) up to 3% in the aggregate of the securities of such class outstanding on the date of the first transfer of any Shares by any of the CSH Shareholders (such percentage, the "Free Percentage")) shares of Common Stock (a "Tag-Along Sale"), the Kleinknecht Shareholders and/or the Walsh Shareholders and/or the Servidio Shareholders may, at their option, elect to exercise their rights under this Section 4.01 (each such Shareholder, a "Tagging Person"). In the event of such a proposed transfer, the Selling Person shall provide each Kleinknecht Shareholder, each Walsh Shareholder and each Servidio Shareholder written notice of the material terms and conditions of such proposed transfer ("Tag-Along Notice") and offer each Tagging Person the opportunity to participate in such sale. The Tag-Along Notice shall identify the number of shares of Common Stock subject to the offer ("Tag-Along Offer"), the consideration for which the transfer is proposed to be made and all other material terms and conditions of the Tag-Along Offer. Each Tagging Person shall have the right (a "Tag-Along Right"), exercisable by irrevocable written notice (a "Section 4.01 Response Notice") given within 10 Business Days from receipt of the Tag-Along Notice (the "Tag-Along Notice Period") to participate in such Tag-Along Sale on the same terms and conditions as set forth in the Tag-Along Notice and to sell all or any portion of its Tag-Along Portion. If the Tagging Persons exercise their Tag-Along Rights hereunder, each Tagging Person shall deliver at least two business days prior to the date scheduled for the closing of the Tag-Along Sale to the Selling Person for delivery to the prospective transferee one or more certificates, in a proper form for transfer, representing the Shares of such Tagging Person to be included in the Tag-Along Sale. Such certificate or certificates that a Tagging Person delivers to the Selling Person shall be delivered on the date scheduled for the closing of the Tag-Along Sale to such transferee in consummation of the Tag-Along Sale. Notwithstanding anything to the contrary contained in this
Section 4.01, except for the Selling Person's obligation to return to each Tagging Person any certificates representing the Tagging Person's Shares there shall be no liability on the part of the Selling Person to any Shareholder in the event that the proposed Tag-Along Sale is not consummated for whatever reason. Whether a Tag-Along Sale is effected pursuant to this Section 4.01 by the Selling Person is in the sole and absolute discretion of the Selling Person.

                  (b) Concurrently with the consummation of the Tag-Along Sale, the Selling Person shall notify the Tagging Persons thereof, shall remit to the Tagging Persons the total consideration (by bank or certified check) for the Shares of the Tagging Persons transferred pursuant thereto, and shall, promptly after the consummation of such Tag-Along Sale, furnish such other evidence of the completion and time of completion of such transfer and the terms thereof as may be reasonably requested by the Tagging Persons.

                  (c) If at the termination of the Tag-Along Notice Period any Tagging Person shall not have elected to participate in the Tag-Along Sale, such Tagging Person will be deemed to have waived its rights under Section 4.01(a) with respect to the transfer of its securities pursuant to such Tag-Along Sale.

                  (d) If any Tagging Person declines to exercise its Tag-Along Rights or elects to exercise its Tag-Along Rights with respect to less than such Tagging Person's Tag-Along Portion, the CSH Shareholders shall be entitled to transfer, pursuant to the Tag-Along Offer, a number of Shares held by the CSH Shareholders equal to the number of Shares constituting the portion of such Tagging Person's Tag-Along Portion with respect to which Tag-Along Rights were not exercised.

                  (e) The CSH Shareholders and any Tagging Person who exercises the Tag-Along Rights pursuant to this Section 4.01 may consummate the Tag-Along Sale on substantially the same terms and conditions set forth in the Tag-Along Notice (provided, however, that the price payable in any such sale may exceed the price specified in the Tag-Along Notice by up to 5%) within 120 days of the date on which Tag-Along Rights shall have been waived, exercised or expire.

                  (f) The exercise or the non-exercise of the rights of the Tagging Persons to participate in one or more Tag-Along Sales shall not adversely affect their rights to participate in subsequent Tag-Along Sales subject to this Section 4.01.

                  (g) The sale of the Selling Person's Shares in any Tag-Along Sale shall be effected on the same terms and conditions as the sale of any Tagging Person's Shares and no Selling Person shall receive any form of special consideration or control premium in addition to the price payable for the sold Shares.

                  (h) The right of the Kleinknecht Shareholders, the Walsh Shareholders and the Servidio Shareholders to participate in a Tag-Along Sale shall terminate at such time as the aggregate number of Shares held by the Kleinknecht Shareholders, the Walsh Shareholders or the

Servidio Shareholders, as the case may be, is less than 50% of their aggregate Initial Ownership of Common Stock.

                  Section 4.02. RIGHT TO COMPEL PARTICIPATION IN CERTAIN TRANSFERS. (a) If (i) the CSH Shareholders propose to transfer Shares representing not less than 50% of their aggregate Initial Ownership of Common Stock to a Third Party in a bona fide sale for cash negotiated on an arms-length basis, and (ii) the CSH Shareholders propose a transfer in which the Shares to be transferred by the CSH Shareholders, the Kleinknecht Shareholders, the Walsh Shareholders and the Servidio Shareholders would constitute more than 50% of the outstanding shares of Common Stock determined on a fully diluted basis (a "Section 4.02 Sale"), the CSH Shareholders may at their option require all Kleinknecht Shareholders, Walsh Shareholders and Servidio Shareholders to sell the Subject Securities ("Drag-Along Rights") then held by every Kleinknecht Shareholder, Walsh Shareholder, and Servidio Shareholders to such Third Party, for the same consideration per share of Common Stock and otherwise on the same terms and conditions as the CSH Shareholders. CSH shall provide written notice of such Section 4.02 Sale to the Kleinknecht Shareholders, the Walsh Shareholders and the Servidio Shareholders (a "Section 4.02 Notice") not later than the 30th day prior to the proposed Section 4.02 Sale. The Section 4.02 Notice shall identify the transferee, the number of Subject Securities, the consideration for which a transfer is proposed to be made (the "Section 4.02 Sale Price") and all other material terms and conditions of the Section 4.02 Sale. The number of shares of Common Stock to be sold by each Kleinknecht Shareholder, Walsh Shareholder and Servidio Shareholders shall not exceed the Drag-Along Portion of the shares of Common Stock that such Kleinknecht Shareholder, Walsh Shareholder and Servidio Shareholders owns. Each Kleinknecht Shareholder, Walsh Shareholder or Servidio Shareholder shall be required to participate in the Section 4.02 Sale on the terms and conditions set forth in the Section 4.02 Notice and to tender all its Subject Securities as set forth below. The price payable in such transfer shall be the Section 4.02 Sale Price. Each of the Kleinknecht Shareholders, Walsh Shareholders or Servidio Shareholders shall deliver not later than 2 Business Days prior to the date scheduled for the Section 4.02 Sale to a representative of CSH designated in the
Section 4.02 Notice certificates representing all Subject Securities held by such Kleinknecht Shareholder, Walsh Shareholder and Servidio Shareholders duly endorsed, together with all other documents required to be executed in connection with such Section 4.02 Sale or, if such delivery is not permitted by applicable law, an unconditional agreement to deliver such Subject Securities pursuant to this Section 4.02 at the closing for such Section 4.02 Sale against delivery to such Kleinknecht Shareholder, Walsh Shareholder and Servidio Shareholders of the consideration therefor. If a Kleinknecht Shareholder, Walsh Shareholder or Servidio Shareholder should fail to deliver such certificates to CSH, the Company shall cause the books and records of the Company to show that such Subject Securities are bound by the provisions of this Section 4.02 and that such Subject Securities shall be transferred to the purchaser of the Subject Securities immediately upon surrender for transfer by the holder thereof.

                  (b) The CSH Shareholders shall have a period of 120 days from the date of receipt of the Section 4.02 Notice to consummate the Section 4.02 Sale on the terms and conditions set forth in such Section 4.02 Sale Notice. If the Section 4.02 Sale shall not have been consummated during such period, CSH shall return to each of the Kleinknecht Shareholders, each of the Walsh Shareholders and each of the Servidio Shareholders all certificates representing Shares that such Kleinknecht Shareholder, Walsh Shareholder or Servidio Shareholder, as the case may be, may have delivered for transfer pursuant hereto, together with any documents in the possession of CSH executed by the Kleinknecht Shareholder, the Walsh Shareholder or the Servidio Shareholder, as the case may be, in connection with such proposed transfer, and all the restrictions on transfer contained in this Agreement or otherwise applicable at such time with respect to Common Stock owned by the Kleinknecht Shareholders, the Walsh Shareholders and the Servidio Shareholders shall again be in effect.

                  (c) Concurrently with the consummation of the transfer of Shares pursuant to this Section 4.02, CSH or the Company, as applicable, shall remit to each of the Shareholders who have surrendered their certificates the total consideration (by bank or certified check) for the Shares transferred pursuant hereto and shall furnish such other evidence of the completion and time of completion of such transfer and the terms thereof as may be reasonably requested by such Shareholders.

                  (d) In furtherance of, and not in limitation of the foregoing provisions of this Section 4.02, in connection with a Section 4.02 Sale (which
Section 4.02 Sale may be structured as a merger, recapitalization, reorganization, sale of assets or otherwise) each Kleinknecht Shareholder, Walsh Shareholder or Servidio Shareholder will (i) consent to and raise no objection against the Section 4.02 Sale or the process pursuant to which it was arranged,
(ii) waive any appraisal rights and other similar rights and (iii) execute all documents containing such terms and conditions as those executed by other Shareholders as directed by the CSH Shareholders.

                  (e) The sale of the CSH Shareholders' Shares in any Section
4.02 Sale shall be effected on the same terms and conditions as the sale of any Shares owned by the Kleinknecht Shareholders, the Walsh Shareholders and the Servidio Shareholders and no CSH Shareholder shall receive any form of special consideration or control premium in addition to the price payable for the sold Shares.


                                    ARTICLE 5

                               REGISTRATION RIGHTS

                  Section 5.01. DEMAND REGISTRATION. (a) If the Company shall receive a written request by the CSH Shareholders (any such requesting Person, a "Selling Shareholder") that the Company effect the registration under the Securities Act of all or a portion of such Selling Shareholder's Registrable Securities, and specifying the intended method of disposition thereof, then the Company shall promptly give written notice of such requested registration (a "Demand Registration") to the Kleinknecht Shareholders, the Walsh Shareholders and the Servidio

Shareholders, and thereupon will use its best efforts to effect, as expeditiously as possible, the registration under the Securities Act of:

                           (i) the Registrable Securities which the Company has
                  been so requested to register by the Selling Shareholders, then held by the Selling Shareholders; and

                           (ii) all other Registrable Securities of the same
                  type as that to which the request by the Selling Shareholders relates which any Kleinknecht Shareholder, any Walsh Shareholder or any Servidio Shareholder (all such Shareholders, together with the Selling Shareholders, the "Holders") has requested the Company to register by written request received by the Company within 10 days (one of which shall be a Business Day) after the receipt by such Holders of such written notice given by the Company, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered; provided that, subject to
                  Section 5.01(d) hereof, the Company shall not be obligated to effect more than five Demand Registrations for the CSH Shareholders; and provided further that the Company shall not be obligated to effect a Demand Registration unless the aggregate proceeds expected to be received from the sale of the Common Stock requested to be included in such Demand Registration, in the reasonable opinion of CSH exercised in good faith, equals or exceeds $7,500,000. In no event will the Company be required to effect more than one Demand Registration within any four-month period.

                  (b) Promptly after the expiration of the 10-day period referred to in Section 5.01(a)(ii) hereof, the Company will notify all the Holders to be included in the Demand Registration of the other Holders and the number of Registrable Securities requested to be included therein. The Selling Shareholders requesting a registration under Section 5.01(a) may, at any time prior to the effective date of the registration statement relating to such registration, revoke such request, without liability to any of the other Holders, by providing a written notice to the Company revoking such request, in which case such request, so revoked, shall be considered a Demand Registration unless such revocation arose out of the fault of the Company or unless the participating Shareholders reimburse the Company for all costs incurred by the Company in connection with such registration, in which case such request shall not be considered a Demand Registration.

                  (c) The Company will pay all Registration Expenses in connection with any Demand Registration.

                  (d) A registration requested pursuant to this Section 5.01 shall not be deemed to have been effected unless the registration statement relating thereto (i) has become effective under the Securities Act and (ii) all of the Registrable Securities registered thereunder have been sold; provided that if, within 180 days after it has become effective, the offering of Registrable Securities pursuant to such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court such registration will be deemed not to have been effected.

                  (e) If a Demand Registration involves an Underwritten Public Offering and the managing underwriter shall advise the Company and the Selling Shareholders that, in its view, (i) the number of shares of Registrable Securities requested to be included in such registration (including any securities which the Company proposes to be included which are not Registrable Securities) or (ii) the inclusion of some or all of the shares of Registrable Securities owned by the Holders, in any such case, exceeds the largest number of shares which can be sold without having an adverse effect on such offering, including the price at which such shares can be sold (the "Maximum Offering Size"), the Company will include in such registration, in the priority listed below, up to the Maximum Offering Size:

                           (A) first, all Registrable Securities requested to be
                  registered by the parties requesting such Demand Registration and all Registrable Securities requested to be included in such registration by any other Holder (allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such Holders on the basis of the relative number of Registrable Securities so requested to be included in such registration); and

                           (B) second, any securities proposed to be registered
by the Company.

                  (f) Upon written notice to each Selling Shareholder, the Company may postpone effecting a registration pursuant to this Section 5.01 on one occasion during any period of six consecutive months for a reasonable time specified in the notice but not exceeding 90 days (which period may not be extended or renewed), if (1) an investment banking firm of recognized national standing shall advise the Company and the Selling Shareholders in writing that effecting the registration would materially and adversely affect an offering of securities of such Company the preparation of which had then been commenced or
(2) the Company is in possession of material non-public information the disclosure of which during the period specified in such notice the Company believes, in its reasonable judgment, would not be in the best interests of the Company.

                  (g) After the Company has effected one Demand Registration by the CSH Shareholders pursuant to this Section 5.01 of Common Stock, the Kleinknecht Shareholders, upon request of the Kleinknecht Shareholders owning a majority of the Shares acquired by the Kleinknecht Shareholders on the Closing Date may request that the Company register Common Stock which are Registrable Securities then owned by such Kleinknecht Shareholders. In no event will the Company be required to effect more than two such Demand Registrations by the Kleinknecht Shareholders. The other provisions of this Article 5 applicable to Demand

Registrations requested by the CSH Shareholders shall apply, mutatis mutandis, to any such Demand Registration by the Kleinknecht Shareholders.

                  (h) If any registration requested pursuant to this Section
5.01 which is proposed by the Company to be effected by the filing of a registration statement on form S-3 (or any successor or similar short-form registration statement) shall be in connection with an Underwritten Public Offering, and if the managing underwriter shall advise the Company in writing that, in its opinion, the use of another form of registration statement is of material importance to the success of such proposed offering, then such registration shall be effected on such other form.

                  Section 5.02. PIGGYBACK REGISTRATION. (a) If the Company proposes to register any of its Common Stock under the Securities Act (other than pursuant to a Demand Registration), it will each such time, subject to the provisions of Section 5.02(b) hereof, give prompt written notice at least 15 days prior to the anticipated filing date of the registration statement relating to such registration to all Shareholders which notice shall set forth such Shareholders' rights under this Section 5.02 and shall offer all Shareholders the opportunity to include in such registration statement such number of shares of Common Stock as each such Shareholder may request (a "Piggyback Registration"). Upon the written request of any such Shareholder made within 10 days after the receipt of notice from the Company (which request shall specify the number of shares of Common Stock intended to be disposed of by such Shareholder), the Company will use its reasonable best efforts to effect the registration under the Securities Act of all shares of Common Stock which the Company has been so requested to register by such Shareholders, to the extent requisite to permit the disposition of the shares of Common Stock so to be registered; provided that (i) if such registration involves an Underwritten Public Offering, all such Shareholders requesting to be included in the Company's registration must sell their Registrable Securities to the underwriters selected as provided in Section 5.04(f) on the same terms and conditions as apply to the Company or the Selling Shareholder, as applicable, and (ii) if, at any time after giving written notice of its intention to register any stock pursuant to this Section 5.02(a) and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register such stock, the Company shall give written notice to all such Shareholders and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration. No registration effected under this Section
5.02 shall relieve the Company of its obligations to effect a Demand Registration to the extent required by Section 5.01 hereof. The Company will pay all Registration Expenses in connection with each registration of Registrable Securities requested pursuant to this Section 5.02.

                  (b) If a registration pursuant to this Section 5.02 involves an Underwritten Public Offering and the managing underwriter advises the Company that, in its view, the number of shares of Common Stock which the Company and the selling Shareholders intend to include in such registration exceeds the Maximum Offering Size, the Company will include in such registration, in the following priority, up to the Maximum Offering Size:

                           (i) first, so much of the Common Stock proposed to be
                  registered for the account of the Company as would not cause the offering to exceed the Maximum Offering Size; and

                           (ii) second, all Registrable Securities requested to
                  be included in such registration by any Shareholder pursuant to Section 5.02 (allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such Shareholders on the basis of the relative number of shares of Registrable Securities so requested to be included in such registration).

                  Section 5.03. HOLDBACK AGREEMENTS. With respect to each and every firmly underwritten Public Offering, each Shareholder agrees not to offer or sell any shares of Common Stock (except for shares of Common Stock, if any, sold in that Public Offering) during the 14 days prior to the effective date of the applicable registration statement for a public offering of shares of Common Stock (except as part of such registration) and during the period after such effective date equal to the lesser of: (i) 180 days or (ii) any such shorter period as the Company and the lead managing underwriter of an Underwritten Public Offering agree.

                  Section 5.04. REGISTRATION PROCEDURES. Whenever Shareholders request that any Registrable Securities be registered pursuant to Section 5.01 or 5.02 hereof, the Company will, subject to the provisions of such Sections, use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof as quickly as practicable, and in connection with any such request:

                  (a) The Company will as expeditiously as possible prepare and file with the SEC a registration statement on any form selected by counsel for the Company and which form shall be available for the sale of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof, and use its reasonable best efforts to cause such filed registration statement to become and remain effective for a period of not less than 180 days (or such shorter period in which all of the Registrable Securities of the Holders included in such registration statement shall have actually been sold thereunder).

                  (b) The Company will, if requested, prior to filing a registration statement or prospectus or any amendment or supplement thereto, furnish to each Shareholder and each underwriter, if any, of the Registrable Securities covered by such registration statement copies of such registration statement as proposed to be filed, and thereafter the Company will furnish to such Shareholder and underwriter, if any, such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such Shareholder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Shareholder. Each Shareholder shall have the right to request that the Company modify any information contained in such registration statement, amendment and supplement thereto pertaining to such Shareholder and the Company shall use its reasonable best efforts to comply with such request, provided, however, that the Company shall not have any obligation to so modify any information if so doing would cause the prospectus to contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

                  (c) After the filing of the registration statement, the Company will (i) cause the related prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act, (ii) comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement during the applicable period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement or supplement to such prospectus and (iii) promptly notify each Shareholder holding Registrable Securities covered by such registration statement of any stop order issued or threatened by the SEC or any state securities commission under state blue sky laws and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

                  (d) The Company will use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions in the United States as any Shareholder holding such Registrable Securities reasonably (in light of such Shareholder's intended plan of distribution) requests and (ii) cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable such Shareholder to consummate the disposition of the Registrable Securities owned by such Shareholder; provided that the Company will not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (d), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction.

                  (e) The Company will immediately notify each Shareholder holding such Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and promptly prepare and make available to each such Shareholder and file with the SEC any such supplement or amendment.

                  (f) In connection with any Demand Registration requested by the CSH Shareholders, the Company shall appoint the underwriter or underwriters chosen by CSH. The Company will enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities, including the engagement of a "qualified independent underwriter" in connection with the qualification of the underwriting arrangements with the NASD.

                  (g) Upon execution of confidentiality agreements in form and substance reasonably satisfactory to the Company, the Company will make available for inspection by any Shareholder and any underwriter participating in any disposition pursuant to a registration statement being filed by the Company pursuant to this Section 5.04 and any attorney, accountant or other professional retained by any such Shareholder or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records") as shall be reasonably requested by any such Person, and cause the Company's officers, directors and employees to supply all information reasonably requested by any Inspectors in connection with such registration statement.

                  (h) The Company will furnish to each such Shareholder (if requested by such Shareholder) and to each such underwriter, if any, a signed counterpart, addressed to such underwriter and the participating Shareholders, of (i) an opinion or opinions of counsel to the Company and (ii) a comfort letter or comfort letters from the Company's independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or comfort letters, as the case may be, as a majority of such Shareholders or the managing underwriter therefor reasonably requests.

                  (i) The Company will otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC and the relevant state blue sky commissions, and make available to its securityholders, as soon as reasonably practicable, an earnings statement covering a period of 12 months, beginning within three months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act.

                  (j) The Company may require each such Shareholder to promptly furnish in writing to the Company information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration.

                  (k) Each such Shareholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in
Section 5.04(e) hereof, such Shareholder will forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Shareholder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 5.04(e) hereof, and, if so directed by the Company, such Shareholder will deliver to the Company all copies, other than any permanent file copies then in such Shareholder's possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. In the event that the Company shall give such notice, the Company shall extend the period during which such registration statement shall be maintained effective (including the period referred to in Section 5.04(a) hereof) by the number of days during the period from and including the date of the giving of notice pursuant to Section 5.04(e) hereof to the date when the Company shall make available to such Shareholder a prospectus supplemented or amended to conform with the requirements of Section 5.04(e) hereof.

                  (l) The Company will use its reasonable best efforts to list such Registrable Securities on any securities exchange on which the Common Stock is then listed or on NASDAQ if the Common Stock is then quoted on NASDAQ not later than the effective date of such registration statement.

                  Section 5.05. INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify and hold harmless each Shareholder holding Registrable Securities covered by a registration statement, its officers, directors, employees, members, partners and agents, any affiliate of such Shareholder and each Person, if any, who controls such Shareholder within the meaning of the Securities Act or Section 20 of the Exchange Act (and officers, directors, employees, members, partners and agents of any such affiliate or controlling Persons) from and against any and all losses, claims, damages and liabilities, joint or several, and expenses (including reasonable attorneys fees and costs and expenses of investigation) caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission so made in strict conformity with information furnished in writing to the Company by such Shareholder or on such Shareholder's behalf expressly for use therein; provided that with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus, or in any prospectus, as the case may be, the indemnity agreement contained in this paragraph shall not apply to the extent that any such loss, claim, damage, liability or expense results from the fact that a current copy of the prospectus (or, in the case of a prospectus, the prospectus as amended or supplemented) was not sent or given to the Person asserting any such loss, claim, damage, liability or expense at or prior to the written confirmation of the sale of the Registrable Securities concerned to such Person if it is determined that the Company has provided such current copy of such prospectus (or such amended or supplemented prospectus, as the case may be) to such Shareholder in a timely manner prior to such sale and it was the responsibility of such Shareholder under the Securities Act to provide such Person with a current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) and such current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) would have cured the defect giving rise to such loss, claim, damage, liability or expense. The Company also agrees to indemnify any underwriters of the Registrable Securities, their officers and directors and each person who controls such underwriters on substantially the same basis as that of the indemnification of the Shareholders provided in this
Section 5.05.

                  Section 5.06. INDEMNIFICATION BY PARTICIPATING SHAREHOLDERS. Each Shareholder holding Registrable Securities included in any registration statement agrees, severally but not jointly, to indemnify and hold harmless the Company, its officers, directors and agents and each Person (other than such Shareholder) if any, who controls the Company within the meaning of either
Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Shareholder, but only
(i) with respect to information furnished in writing by such Shareholder or on such Shareholder's behalf expressly for use in any registration statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus or (ii) to the extent that any loss, claim, damage, liability or expense described in Section 5.05 results from the fact that a current copy of the prospectus (or, in the case of a prospectus, the prospectus as amended or supplemented) was not sent or given to the Person asserting any such loss, claim, damage, liability or expense at or prior to the written confirmation of the sale of the Registrable Securities concerned to such Person if it is determined that it was the responsibility of such Shareholder to provide such Person with a current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) and such current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) would have cured the defect giving rise to such loss, claim, damage, liability or expense. Each such Shareholder shall be prepared, if required by the underwriting agreement, to indemnify and hold harmless underwriters of the Registrable Securities, their officers and directors and each person who controls such underwriters on substantially the same basis as that of the indemnification of the Company provided in this Section 5.06. As a condition to including Registrable Securities in any registration statement filed in accordance with Article 5 hereof, the Company may require that it shall have received an undertaking reasonably satisfactory to it from any underwriter to indemnify and hold it harmless to the extent customarily provided by underwriters with respect to similar securities.

                  No Shareholder shall be liable under Section 5.06 for any damage thereunder in excess of the net proceeds realized by such Shareholder in the sale of the Registrable Securities of such Shareholder.

                  Section 5.07. CONDUCT OF INDEMNIFICATION PROCEEDINGS. In case any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to this Article 5, such Person (an "Indemnified Party") shall promptly notify the Person against whom such indemnity may be sought (the "Indemnifying Party") in writing and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all fees and expenses; provided that the failure of any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is materially and actually prejudiced by such failure to notify. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or
(ii) in the reasonable judgment of such Indemnified Party representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such Indemnified Parties, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Indemnified Parties, such firm shall be designated in writing by the Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, or if there be a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any and all losses, claims, damages, liabilities and expenses or liability (to the extent stated above) by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding.

                  Section 5.08. CONTRIBUTION. If the indemnification provided for in this Article 5 is held by a court of competent jurisdiction to be unavailable to the Indemnified Parties in respect of any losses, claims, damages, liabilities or expenses referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (i) as between the Company and the Shareholders holding Registrable Securities covered by a registration statement and their related Indemnified Parties on the one hand and the underwriters and their related Indemnified Parties on the other, in such proportion as is appropriate to reflect the relative benefits received by the Company and such Shareholders on the one hand and the underwriters on the other, from the offering of the Shareholders' Registrable Securities, or if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits but also the relative fault of the Company and such Shareholders on the one hand and of such underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations and (ii) as between the Company and their related Indemnified Parties on the one hand and each such Shareholder and their related Indemnified Parties on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of each such Shareholder in connection with such statements or omissions, as well as any other relevant equitable considerations. The relative benefits received by the Company and such Shareholders on the one hand and such underwriters on the other shall be deemed to be in the same proportion as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company and such Shareholders bear to the total underwriting discounts and commissions received by such underwriters, in each case as set forth in the table on the cover page of the prospectus. The relative fault of the Company and such Shareholders on the one hand and of such underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and such Shareholders or by such underwriters. The relative fault of the Company on the one hand and of each such Shareholder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

                  The Company and the Shareholders agree that it would not be just and equitable if contribution pursuant to this Section 5.08 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, liabilities or expenses referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5.08 no underwriter shall be required to contribute any amount in excess of the underwriting discount applicable to securities purchased by such underwriter in such offering, less the aggregate amount of any damages which such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and no Shareholder shall be required to contribute any amount in excess of the amount by which the net proceeds realized on the sale of the Registrable Securities of such Shareholder exceeds the amount of any damages which such Shareholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Each Shareholder's obligation to contribute pursuant to this Section 5.08 is several in the proportion that the proceeds of the offering received by such Shareholder bears to the total proceeds of the offering received by all such Shareholders and not joint.

                  Section 5.09. PARTICIPATION IN PUBLIC OFFERING. No Person may participate in any Underwritten Public Offering hereunder unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements to be entered into in connection with such Underwritten Public Offering and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and the provisions of this Agreement in respect of registration rights.

                  Section 5.10. RULE 144. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any holder of Registrable Securities, make publicly available such information), and it will take such further action as any holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holder to sell shares of Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements. Notwithstanding anything contained in this Section 5.10, the Company may de-register under Section 12 of the Exchange Act if it then is permitted to do so pursuant to the Exchange Act and the rules and regulations thereunder and, in such circumstances, shall not be required hereby to file any reports which may be necessary in order for Rule 144 or any similar rule or regulation to be available.

                  Section 5.11. NO TRANSFER OF REGISTRATION RIGHTS. None of the rights of Shareholders under this Article 5 shall be assignable by any Shareholder to any Person acquiring securities of such Shareholder in any Public Offering or pursuant to a distribution to the public under Rule 144 under the Securities Act.


                                    ARTICLE 6

                        CERTAIN COVENANTS AND AGREEMENTS

                  Section 6.01. LIMITATIONS ON SUBSEQUENT REGISTRATION. Without the prior written consent of Shareholders holding at least 51% of the Shares held by all Shareholders, the Company shall not enter into any agreement with any holder or prospective holder of any securities of the Company (a) that would allow such holder or prospective holder to include such securities in any registration filed pursuant to Section 5.01 or 5.02 hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities would not reduce the amount of the Registrable Securities of the Shareholders included therein or (b) on terms otherwise more favorable than this Agreement.

                  Section 6.02. LIMITATION ON PURCHASE OF COMMON STOCK. Until the earlier to occur of (i) the fifth anniversary of the Closing Date or (ii) the occurrence of a Change in Control no Kleinknecht Shareholder shall acquire any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock except (x) as a Permitted Transferee in a transfer from any other Kleinknecht Shareholder which is otherwise permitted under the terms of Article 3 hereof or (y) pursuant to stock options granted by the Company.

                                    ARTICLE 7

                                  MISCELLANEOUS

                  Section 7.01. ENTIRE AGREEMENT. This Agreement, including all exhibits hereto, constitutes the entire agreement and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and except as otherwise expressly provided herein.

                  Section 7.02. BINDING EFFECT; BENEFIT. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, legal representatives and permitted assigns. Except as expressly provided in Sections 5.05 and 5.06, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

                  Section 7.03. ASSIGNABILITY. (a) Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the Company or any Shareholder; provided that (i) any Permitted Transferee acquiring shares of Common Stock in a transfer permitted under this Agreement shall execute and deliver to the Company a Joinder Agreement, and (ii) with the prior written consent of Shareholders holding at least 50% of the Shares held by all Shareholders, the rights and obligations of the Shareholders under Article 5 shall be assignable by the Shareholders to any Third Party acquiring Registrable Securities in a transfer permitted under this Agreement.

                  Section 7.04. AMENDMENT; WAIVER; TERMINATION. (a) No provision of this Agreement may be waived except by an instrument in writing executed by the party against whom the waiver is to be effective. No provision of this Agreement may be amended or otherwise modified except by an instrument in writing executed by the Company and holders of at least 50% of the Shares held by the Shareholders at the time of such proposed amendment or modification.

                  (b) In addition, any amendment or modification of any provision of this Agreement that would adversely affect any (i) CSH Shareholder may be effected only with the consent of CSH Shareholders holding at least 50% of the Shares held by the CSH Shareholders, (ii) Kleinknecht Shareholder may be effected only with the consent of Kleinknecht Shareholders holding at least 50% of the Shares held by the Kleinknecht Shareholders, (iii) Walsh Shareholder may be effected only with the consent of Walsh Shareholders holding at least 50% of the Shares held by the Walsh Shareholders or (iv) Servidio Shareholder may be effected only with the consent of Servidio Shareholders holding at least 50% of the Shares held by the Servidio Shareholders.

                  (c) This Agreement shall terminate on the tenth anniversary of the date hereof unless earlier terminated.

                  Section 7.05. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

                  (i)      if to the Company to:

                           IPC Information Systems, Inc.
                           Wall Street Plaza
                           88 Pine Street
                           New York, NY  10005
                           Attention:  General Counsel
                           Fax:  (212) 858-7959

                           with copies to:

                           Citicorp Venture Capital, Ltd.
                           399 Park Avenue - 14th Floor
                           New York, NY  10043
                           Attention:  Richard M. Cashin, Jr.
                           Fax:  (212) 888-2940

                           and

                           Morgan, Lewis & Bockius LLP
                           101 Park Avenue
                           New York, NY  10178
                           Attention:  Philip H. Werner, Esq.
                           Fax:  (212) 309-6273

                           and

                           Thacher, Proffitt & Wood
                           Two World Trade Center
                           New York, NY 10048
                           Attention: Thomas N. Talley, Esq.
                           Fax: (212) 432-7152

                  (ii)     if to any CSH Shareholder, to:

                           Cable Systems Holding, LLC
                           505 North 51st Avenue
                           Phoenix, Arizona  85043-2701
                           Attention: Peter Woog
                           Fax:  (602) 233-5782

                           with copies to:

                           Citicorp Venture Capital, Ltd.
                           399 Park Avenue - 14th Floor
                           New York, NY  10043
                           Attention:  Richard M. Cashin, Jr.
                           Fax:  (212) 888-2940

                           and

                           Morgan, Lewis & Bockius LLP
                           101 Park Avenue
                           New York, NY  10178
                           Attention:  Philip H. Werner, Esq.
                           Fax:  (212) 309-6273

                  (iii) If to any Kleinknecht Shareholder, to:

                           Richard P. Kleinknecht
                           15 Banbury Lane
                           Huntington, NY  11745

                           with a copy to:

                           White & Case
                           1155 Avenue of the Americas
                           New York, New York
                           Attention:  Edward F. Rover, Esq.
                           Fax:  (212) 354-8113

                  (iv)     If to any Walsh Shareholder, to:

                           IPC Information Systems, Inc.
                           Wall Street Plaza
                           88 Pine Street
                           New York, NY  10005
                           Attention:  David Walsh
                           Fax:  (212) 344-5106

                  (v)      If to any Servidio Shareholder, to:

                           IPC Information Systems, Inc.
                           Wall Street Plaza
                           88 Pine Street
                           New York, NY  10005

                           Attention: Anthony Servidio
                           Fax:  (212) 344-5106

                           with a copy to:

                           Cahill Gordon & Reindel
                           80 Pine Street
                           New York, NY  10005
                           Attention:  Jonathan Schaffzin, Esq.
                           Fax:  (212) 269-5420

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

                  Section 7.06. HEADINGS. The headings contained in this Agreement are for the convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  Section 7.07. COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  Section 7.08. GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York, except to the extent that the General Corporation

Law of the State of Delaware applies as a result of the Company being incorporated in the State of Delaware, in which case such General Corporation Law shall apply.

                  Section 7.09. SPECIFIC ENFORCEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties hereto shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

                  Section 7.10. CERTAIN ACTIONS. Unless otherwise expressly provided herein, whenever any action is required under this Agreement by:

                  (a) the CSH Stockholders (as a group, as opposed to the exercise by a CSH Shareholder of its individual rights hereunder), it shall be by the affirmative vote of the holders of at least 51% of the Shares then held by the CSH Shareholders as a group; or

                  (b) the Kleinknecht Shareholders (as a group, as opposed to the exercise by a Kleinknecht Shareholder of its individual rights hereunder), it shall be by the affirmative vote of the holders of at least 51% of the Shares then held by the Kleinknecht Shareholders as a group.

                  (c) the Walsh Shareholders (as a group, as opposed to the exercise by a Walsh Shareholder of its individual rights hereunder), it shall be by the affirmative vote of the holders of at least 51% of the Shares then held by the Walsh Shareholders as a group.

                  (d) the Servidio Shareholders (as a group, as opposed to the exercise of a Servidio Shareholder of its individual rights hereunder), it shall be by the affirmative vote of the holders of at least 51% of the Shares then held by the Servidio Shareholders as a group.

                  Section 7.11. CONSENT TO JURISDICTION; EXPENSES. (a) Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any Federal Court sitting in New York, New York, or any New York State court sitting in New York, New York, and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party by any method provided in Section 7.05 shall be deemed effective service of process on such party and consents to the personal jurisdiction of any Federal Court sitting in New York, New York, or any New York State court sitting in New York, New York.

                  (b) In any dispute arising under this Agreement among any of the parties hereto, the costs and expenses (including, without limitation, the reasonable fees and expenses of counsel) incurred by the prevailing party shall be paid by the party that does not prevail.

                  Section 7.12. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by the Merger Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner.

                  Section 7.13. ADDITIONAL STOCKHOLDER. In the event that CSI shall acquire Common Stock, CSH agrees to cover CSI to become a party to this Agreement by executing the signature page hereof.

                  Section 7.14. SCHEDULE I. The parties hereto shall cooperate in causing Schedule I hereto to set forth the securities of the Company held by them.

                  Section 7.15. EFFECTIVENESS. It is a condition precedent to the effectiveness of this Agreement that the "Merger" under and as defined in the Merger Agreement shall have been consummated.

                           [Signature Page to Follow]

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                   IPC INFORMATION SYSTEMS, INC.



                                   By:    /S/ S.T. CLONTZ
                                         -------------------------------
                                         Name:       S.T. Clontz
                                         Title:      President and C.E.O.

                                   CABLE SYSTEMS HOLDING, LLC



                                   By:   /S/ PETER A. WOOG
                                         -------------------------------
                                         Name:       Peter A. Woog
                                         Title:      President


                                      /S/ RICHARD KLEINKNECHT
                                      -------------------------------
                                   Richard Kleinknecht


                                      /S/ DAVID WALSH
                                      -------------------------------
                                   David Walsh


                                      /S/ ANTHONY SERVIDIO
                                      -------------------------------
                                    Anthony Servidio

                                                                     SCHEDULE I


                              SECURITIES OWNERSHIP

                                                                      EXHIBIT A


                            FORM OF JOINDER AGREEMENT
                            -------------------------



IPC Information Systems, Inc.
88 Pine Street
New York, New York  10005

Attention:  Chief Executive Officer

Gentlemen:

                  In consideration of the transfer to the undersigned of _____ Shares of Common Stock, par value $.01 per share, [Describe any other security being transferred] of IPC Information Systems, Inc., a Delaware corporation (the "Company"), the undersigned represents that it is a Permitted Transferee of [Insert name of transferor] and agrees that, as of the date written below, [he] [she] [it] shall become a party to, and a Permitted Transferee as defined in, that certain Investors Agreement dated as of December 18, 1998, as such agreement may have been or may be amended from time to time (the "Agreement"), among the Company and the persons named therein, and as a Permitted transferee shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement that were applicable to the undersigned's transferor as though an original party thereto and shall be deemed a [Kleinknecht Shareholder] [CSH Shareholder] for purposes thereof.

                  Executed as of the    day of        ,

                           TRANSFEREE:__________________

                           Address:   ___________________
                                      ___________________